UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 27, 2023

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes          No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes          No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

Enclosure: Press release: Annual Financial Statements 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 27, 2023

By:          /s/ _ LM GOLIATH
Name:    LM Goliath
Title:       Company Secretary

AngloGoldAshanti

Notice of Annual General Meeting **2022**

STRENGTH

FOCUS

COMMITMENT



In the operations center at Obuasi Mine

AngloGold Ashanti is an independent, global gold mining company with a diverse, high-quality portfolio of operations, projects and exploration activities in nine countries across four continents.

We pursue value-creating opportunities involving other minerals, where we can leverage our existing assets, shareholdings, skills and experience.

Our 2022 reports are:


Integrated Report 2022

Integrated Report

<IR>


Mineral Resource and
Mineral Reserve Report 2022

Mineral Resource and Mineral Reserve Report

<R&R>


Sustainability
Report 2022

Sustainability Report

<SR>


Annual Financial
Statements 2022

Annual Financial Statements

<AFS>


Notice of Annual
General Meeting 2022

Notice of Annual General Meeting and Summarised Financial Information (Notice of Meeting)

<NOM>



The full set of 2022 reports is available at:
reports.anglogoldashanti.com

CONTENTS

Section 1
NOTICE OF ANNUAL GENERAL MEETING

Section 2
ANNEXURES

Section 3
FINANCIAL INFORMATION

Section 4
OTHER

Stakeholder feedback

We welcome stakeholder feedback on our reporting. Should you have any comments or suggestions on this report, contact our investor relations team at:
investor.relations@anglogoldashanti.com

Supporting financial, operational, and sustainability information and data are available at ***reports.anglogoldashanti.com***

NOTICE OF ANNUAL GENERAL MEETING

AngloGold Ashanti Limited
Registration number: 1944/017354/06
(Incorporated in the Republic of South Africa)
Ordinary share code: ANG ISIN: ZAE000043485
(AngloGold Ashanti or the Company)

Notice is hereby given that the 79th annual general meeting of the shareholders of AngloGold Ashanti (the AGM) for the year ended 31 December 2022 will be held at 13:00 (South African time) on Monday, 15 May 2023

The Company has appointed The Meeting Specialist (Pty) Ltd (TMS) for purposes of hosting its AGM entirely by way of electronic communication and, in particular, for TMS to provide the Company and its shareholders with access to its electronic communication platform (the Platform) for purpose of enabling all of the shareholders, who are present at the AGM, to communicate concurrently with each other, without an intermediary, and to participate reasonably effectively in the AGM and exercise their voting rights at the AGM.

Please note that in terms of Section 63(1) of the Companies Act 71 of 2008 (the Companies Act), before any person may attend or participate in the AGM, (a) that person must present reasonably satisfactory identification and (b) the person presiding at the AGM must be reasonably satisfied that the right of the person to participate in and vote at the AGM, either as a shareholder (or shareholder's representative), or as a proxy for a shareholder, has been reasonably verified. Forms of identification include a valid identity document, driver's licence or passport. Accordingly, the Company has appointed TMS to verify the identity of any shareholder who wishes to attend the AGM and **shareholders will only be granted access to the Platform once they have been verified by TMS**.

Please also note that in order to attend and participate in the AGM, shareholders are required to be granted access to the Platform by TMS and any shareholder who wishes to attend the AGM is encouraged to contact TMS on **proxy@tmsmeetings.co.za** or **+27 084 433 4836/ 081 711 4255/061 440 0654** as soon as possible, but not later than **13:00 (South African time) on Friday, 28 April 2023** to enable TMS to verify its/his/her identity and thereafter to grant that shareholder access to the Platform. Notwithstanding the foregoing, any shareholder who wishes to attend the AGM is entitled to contact TMS at any time prior to the conclusion of the AGM, in order to be verified and provided with access to the Platform by TMS. In order to avoid any delays in being provided with access to the Platform by TMS, shareholders are encouraged to contact TMS at their earliest convenience.

The purpose of the AGM is:

a) To present shareholders with the annual financial statements of the Company and its subsidiaries for the year ended 31 December 2022, a summarised form of which was distributed to the shareholders with this Notice.

b) To present shareholders with the Audit Committee report for the year ended 31 December 2022 which can be found on page 1 of the audited financial statements *<AFS>*.

c) For the Chairperson of the Social, Ethics and Sustainability Committee (being AngloGold Ashanti's Social and Ethics Committee as contemplated in the Companies Act) to present to the shareholders a report on the matters within the committee's mandate.

d) To consider all and any matters of the Company as may lawfully be dealt with at the AGM.

e) To consider and, if deemed fit, to pass, with or without modification, the ordinary and special resolutions of shareholders set out hereunder in the manner required by the Companies Act.

A copy of the complete annual financial statements can be found on AngloGold Ashanti's annual report website: *reports.anglogoldashanti.com*.

Record dates

The Board of Directors (the Board) has determined, in accordance with Sections 59(1)(a) and (b) of the Companies Act, that:

- **The record date for the purposes of receiving notice of the AGM** (being the date on which a shareholder must be registered in the Company's register of shareholders in order to receive notice of the AGM) shall be the close of business on **Friday, 31 March 2023** (Notice Record Date); and
- **The record date for the purposes of participating in and voting at the AGM** (being the date on which a shareholder must be registered in the Company's register of shareholders in order to participate in and vote at the AGM) shall be the close of business on **Friday, 5 May 2023** (Voting Record Date). Accordingly, the last day to trade in AngloGold Ashanti securities in order to be eligible to participate in and vote at the AGM is **Tuesday, 2 May 2023**.

Included in this document are the following:

- The Notice setting out the special and ordinary resolutions to be proposed at the AGM, together with explanatory notes. There are also guidance notes if you wish to attend the AGM or to vote by proxy.
- A form of proxy for completion, signature and submission by shareholders holding AngloGold Ashanti ordinary shares in certificated form or in dematerialised form with "own name" registration.
- A CDI voting instruction form for completion, signature and submission by holders of CHESS Depositary Interests (CDIs) trading on the Australian Securities Exchange.
- A GhDS voting instruction form for completion, signature and submission by holders of Ghanaian Depositary Shares (GhDSs).

Voting and proxies at the AGM

All shareholders of the Company are entitled to attend and speak, through the use of the Platform, at the AGM or any cancellation, postponement or adjournment thereof. All holders of ordinary shares will be entitled to vote on each resolution at the AGM or any cancellation, postponement or adjournment thereof.

A shareholder entitled to attend, participate in and vote at the AGM is entitled to appoint one or more proxies (who need not be a shareholder of the Company) to attend, participate in and vote at the AGM in the place of the shareholder.

NOTICE OF ANNUAL GENERAL MEETING (CONTINUED)

The attached form of proxy is only to be completed by those shareholders who:

- hold shares in certificated form; or
- are recorded on the sub-register in dematerialised electronic form with "own name" registration.

All other beneficial owners who have dematerialised their shares through a Central Securities Depository Participant (CSDP) or broker and wish to attend, speak or vote at the AGM, must instruct their CSDP or broker to provide them with the necessary letter of representation, or they must provide the CSDP or broker with their voting instructions in terms of the relevant custody agreement entered into between them and the CSDP or broker. These shareholders must not use a form of proxy.

It is requested that the Company receives completed forms of proxy by no later than **13:00 (South African time) on Thursday, 11 May 2023** by way of electronic mail to the Company's share registrars in South Africa, Computershare Investor Services, at Proxy@Computershare.co.za. Any forms of proxy not lodged by this time may be sent to Computershare Investor Services at any time during the AGM and immediately prior to the proxy exercising any rights of the shareholder at the AGM.

Any shareholder who completes and lodges a form of proxy will nevertheless be entitled to attend, speak and vote at the AGM should the shareholder decide to do so, provided that such shareholder has been provided with access to the Platform by TMS. A summary of the shareholders' rights in respect of proxy appointments as contained in Section 58 of the Companies Act is set out in the attached proxy form.

All voting at the AGM shall be conducted by way of polling, and every person entitled to vote on any matter that is being voted on at the AGM shall have one vote for every ordinary share held by that person, and will be administered by TMS through the Platform. TMS will also act as scrutineer in respect of any votes that are exercised at the AGM.

Lodging of voting instruction forms

- Duly completed CDI voting instruction forms must be received by the share registrars in Perth, Australia, no later than **13:00 (Perth time) on Thursday, 11 May 2023**.
- In accordance with the AngloGold Ashanti Ghanaian Depositary Shares Agreement dated 26 April 2004, the Ghanaian Depositary will mail all appropriate notices, together with a voting instruction form, to holders of GhDSs who have elected to receive same. Holders of GhDSs may direct the Depositary, via the voting instruction form, to vote on their behalf in the manner such holders may direct. Duly completed GhDS voting instruction forms must be received by the share registrars in Ghana, no later than **13:00 (Accra time) on Thursday, 11 May 2023**.

Electronic participation in the AGM

In compliance with the provisions of the Companies Act, the Company intends to conduct the AGM entirely by electronic communication through the Platform. Through the use of the Platform, shareholders will be able to listen to the proceedings and raise questions should they wish to do so and exercise their voting rights at the AGM.

TMS will only provide shareholders who have been verified by it, with access to the Platform.

Voting will be possible through the Platform but shareholders are encouraged to vote by way of proxy forms which will have been delivered to Computershare Investor Services, the share registrars, at **Proxy@Computershare.co.za**.

The cost of procuring the services of TMS and the use of the Platform will be for the account of the Company. However, the cost of the shareholders'/proxies' participation at the meeting through the Platform will be at their own expense. Any such charges will not be for the account of the Company, JSE Limited (JSE), and/or TMS.

None of the Company, the JSE or TMS can be held accountable in the case of loss of network connectivity or other network failure due to insufficient airtime, internet connectivity, internet bandwidth and/or power outages which prevents any shareholder from participating in and/or voting at the AGM.

Resolutions

1. Ordinary resolution 1 (1.1 to 1.3) – Re-election of Directors

RESOLVED THAT, the three Directors listed in ordinary resolutions 1.1 to 1.3 shall retire from office at the AGM in accordance with the Company's Memorandum of Incorporation (MOI) and, being eligible and having offered themselves for re-election, each by way of separate resolution be re-elected as a Director of the Company with immediate effect:

1.1. Mr AM Ferguson

1.2. Mr AH Garner

1.3. Mr R Gasant

Percentage of voting rights required to pass each of these resolutions: 50% plus one vote of the voting rights exercised.

Motivation for ordinary resolutions 1.1 to 1.3

In terms of the MOI, one-third of the Directors are required to retire at each annual general meeting of the Company, accordingly, three Directors are required to retire at the AGM. In terms of the MOI, the Directors to retire at the AGM must be selected from those Directors who have served longest in time since their last election or re-election.

Applying these requirements, the Directors listed in ordinary resolutions 1.1 to 1.3 are required to retire and they are eligible and have offered themselves for re-election. The board recommends to shareholders the re-election of the Directors listed in ordinary resolutions 1.1 to 1.3.

The profiles of the Directors standing for re-election in terms of ordinary resolutions 1.1 to 1.3 appear at the end of this Notice *(page 10)*.

2. Ordinary resolution 2 – Election of a Director

RESOLVED THAT, Ms GA Doran, who was appointed since the last annual general meeting in accordance with the provisions of clause 7.1.4 of the Company's MOI, be appointed as a Director.

Percentage voting rights required to pass this resolution: 50% plus one vote of the voting rights exercised.

Motivation for ordinary resolution 2

Based on the recommendations of the Nominations and Governance Committee, which has conducted a formal assessment of Ms Doran, the board recommends her election as Director of the Company.

The profile of the Director standing for election in terms of ordinary resolution 2 appears at the end of this Notice *(page 10)*.

3. Ordinary resolution 3 (3.1 to 3.5) – Appointment of Audit and Risk Committee members

RESOLVED THAT, the following independent Non-Executive Directors, each by way of separate resolutions, be appointed as members of the Company's Audit and Risk Committee from the conclusion of the AGM until the next annual general meeting of the Company:

3.1. Mr AM Ferguson

3.2. Mr AH Garner

3.3. Mr R Gasant

3.4. Mr SP Lawson

3.5. Mr JE Tilk

Each of Mr Ferguson, Mr Garner and Mr Gasant's appointments are subject to their re-election as Directors pursuant to ordinary resolutions 1.1 to 1.3, respectively.

Percentage of voting rights required to pass each of these resolutions: 50% plus one vote of the voting rights exercised.

Motivation for ordinary resolutions 3.1 to 3.5

Ordinary resolutions 3.1 to 3.5 are proposed to appoint members of the Audit and Risk Committee in accordance with the guidelines of King IV Report on Corporate Governance for South Africa, 2016 (King IV) and the requirements of the Companies Act. In terms of the aforementioned requirements, the Audit and Risk Committee should comprise a minimum of three members, all of whom must be independent Non-Executive Directors of the Company and membership of the Audit and Risk Committee may not include the chairperson of the board.

Furthermore, in terms of the Companies Regulations, 2011, at least one-third of the members of the Audit and Risk Committee at any particular time, must have academic qualifications, or experience in economics, law, corporate governance, finance, accounting, commerce, industry, public affairs or human resource management. Mindful of the aforegoing, the Nominations and Governance Committee recommended to the board that the aforementioned persons be members of the Audit and Risk Committee and the board has approved such recommendations.

In terms of the requirements of the US Sarbanes-Oxley Act, the board is required to identify a financial expert from within its ranks for appointment to the Audit and Risk Committee. The board has resolved that Mr AM Ferguson is the board's designated financial expert on the Audit and Risk Committee.

For the detailed curriculum vitae of each Director, refer to the section entitled LEADERSHIP at our 2022 online report website: *reports.anglogoldashanti.com/22/ir/governance/board/*

4. Ordinary resolution 4 – Re-appointment of PricewaterhouseCoopers Inc. as auditors of the Company

RESOLVED THAT, PricewaterhouseCoopers Inc. be appointed as the independent registered auditor of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company.

Percentage of voting rights required to pass this resolution: 50% plus one vote of the voting rights exercised.

Motivation for ordinary resolution 4

At an Audit and Risk Committee meeting held on 17 February 2023, the committee considered the independence of the auditor, PricewaterhouseCoopers Inc., in accordance with Section 94(8) of the Companies Act and also considered the suitability of the audit firm in terms of paragraph 3.84(g)(iii) of the JSE Listings Requirements (following receipt of the information detailed in paragraph 22.15(h) of the JSE Listings Requirements). The committee also considered whether PricewaterhouseCoopers Inc. is independent, as prescribed by the Independent Regulatory Board for Auditors established by the Auditing Profession Act and was satisfied that PricewaterhouseCoopers Inc. was independent. The Audit and Risk Committee nominates PricewaterhouseCoopers Inc. for re-appointment as registered auditor of the Company in accordance with Section 94(7)(a) of the Companies Act.

Furthermore, the Audit and Risk Committee has, in terms of paragraph 3.86 of the JSE Listings Requirements, considered and satisfied itself that PricewaterhouseCoopers Inc., the reporting accountant and the aforementioned individual auditor are not on the list of disqualified individual auditors and are accredited and recorded on the JSE List of Auditors and their advisors, in compliance with Section 22 of the JSE Listings Requirements.

NOTICE OF ANNUAL GENERAL MEETING (CONTINUED)

PricewaterhouseCoopers Inc. has indicated its willingness to continue in office as auditors of the Company and ordinary resolution 4 proposes the reappointment of that firm as the Company's auditor until the conclusion of the next annual general meeting of the Company.

5. Ordinary resolution 5 – General authority for Directors to allot and issue ordinary shares

RESOLVED THAT, subject to the provisions of the Companies Act and the JSE Listings Requirements, from time to time, that the Directors of the Company be and are hereby authorised, as a general authority and approval, to allot and issue, for such purposes and on such terms as they may in their discretion determine, ordinary shares in the authorised but unissued share capital of the Company (and/or any options/convertible securities that are convertible into ordinary shares) up to a maximum of 5% of the Company's listed equity securities (excluding treasury shares) as at 15 March 2023, such number being 20,942,370 ordinary shares in the Company's issued share capital.

Percentage of voting rights required to pass this resolution: 50% plus one vote of the voting rights exercised.

Motivation for ordinary resolution 5

The reason for proposing ordinary resolution 5 is to seek a general authority and approval for the Directors to allot and issue ordinary shares in the authorised but unissued share capital of the Company (and/or any options/convertible securities that are convertible into ordinary shares), up to 5% of the number of ordinary shares of the Company in issue as at 15 March 2023, in order to enable the Company to take advantage of business opportunities which might arise in the future.

6. Ordinary resolution 6 (6.1 and 6.2) – Separate non-binding advisory endorsements of the AngloGold Ashanti remuneration policy and implementation report

RESOLVED THAT, the shareholders hereby endorse, through separate non-binding advisory votes:

6.1. the Company's remuneration policy (excluding the remuneration of Non-Executive Directors for their services as Directors and members of the board or statutory committees) as set out in the remuneration report contained in the Integrated Report 2022; and

6.2. the implementation report in relation to the remuneration policy, as set out in the remuneration report contained in the Integrated Report 2022.

The complete remuneration policy is attached as Annexure 1 *(page 12)* and the implementation report as Annexure 2 *(page 21)*.

Percentage of voting rights required to pass these resolutions: As these are not matters that require to be resolved or approved by shareholders, no minimum voting threshold is required. Nevertheless, for record purposes, the minimum percentage of voting rights to adopt these resolutions as non-binding advisory votes is 50% plus one vote of the voting rights exercised. Should 25% or more of the votes cast be against these resolutions, the Company undertakes to engage with dissenting shareholders as to the reasons why and to appropriately address legitimate and reasonable objections and concerns raised.

Motivation for ordinary resolution 6

In terms of King IV and Section 3.84(j) of the JSE Listings Requirements, separate non-binding advisory votes should be obtained from shareholders on the Company's remuneration policy and implementation report. These votes allow shareholders to express their views on the remuneration policies adopted and their implementation, but will not be binding on the Company.

7. Special resolution 1 – Remuneration of Non-Executive Directors

RESOLVED THAT, as a special resolution, the remuneration payable quarterly in arrears to the Non-Executive Directors, as contemplated in the table below, be and is hereby approved. Such approval shall be effective from the date of the AGM until the next annual general meeting of the Company.

Emoluments payable to Non-Executive Directors

	Current 2022/2023 US$	Proposed 2023/2024 US$	Change %
Board meetings			
• The remuneration payable in terms of Board fees is for five Board meetings per annum.			
• Each Non-Executive Director will be entitled to an allowance for each board meeting attended by such Director, in addition to the five scheduled board meetings per annum.			
Chairperson	295,800	**326,853**	10.5*
Lead independent Director	163,200	**168,912**	3.5
Non-Executive Directors	122,400	**126,684**	3.5
Allowance per meeting for attendance at special board meetings by the Chairperson	13,000	**13,000**	–
Allowance per meeting for attendance at special board meetings by each Non-Executive Director	3,500	**3,500**	–
Committee meetings			
• Remuneration payable for four meetings per annum			
• Each Non-Executive Director will be entitled to an allowance for each board committee meeting attended by such Director in respect of those committees which meet on an ad hoc basis, including any special purpose committee established by the board or required by statutes or regulation as follows:			
Chairperson of the Audit and Risk Committee	35,000	**35,000**	–
Members of the Audit and Risk Committee	20,000	**20,000**	–
Chairperson of the Remuneration and Human Resources Committee	35,000	**35,000**	–
Members of the Remuneration and Human Resources Committee	20,000	**20,000**	–
Chairperson of the Investment Committee	32,500	**32,500**	–
Members of the Investment Committee	20,000	**20,000**	–
Chairperson of the Social, Ethics and Sustainability Committee	32,500	**32,500**	–
Members of the Social, Ethics and Sustainability Committee	20,000	**20,000**	–
Chairperson of the Nominations and Governance Committee	32,500	**32,500**	–
Members of the Nominations and Governance Committee	20,000	**20,000**	–
Additional fee per meeting for *ad hoc* committee meetings	3,500	**3,500**	–
Board travel allowance per overnight away (in addition to the travel allowance payable, the Company will cover reasonable accommodation and sundry costs)	1,250	**1,250**	–

** The fee for the chairperson of the board was adjusted to align with fees paid by AngloGold Ashanti's global mining peer group*

Percentage of voting rights required for this resolution: 75% of the voting rights exercised.

Motivation for special resolution 1

In terms of Sections 66(8) and (9) of the Companies Act, remuneration may only be paid to Directors for their service as Directors in accordance with a special resolution approved by the shareholders in the previous two years and if not prohibited in a company's MOI. The Company's MOI does not prohibit the payment of such remuneration. The remuneration sought to be approved is to be paid to the Non-Executive Directors, as they are not remunerated as employees of the Company, as in the case of the Executive Directors. Remuneration is VAT exclusive
where/if applicable.

NOTICE OF ANNUAL GENERAL MEETING (CONTINUED)

8. Special resolution 2 – General authority to acquire the Company's own shares

RESOLVED THAT, as a special resolution, pursuant to the Company's MOI and subject to the Companies Act and the JSE Listings Requirements, that the Company or any subsidiary of the Company, be and is hereby authorised, by way of a general approval, from time to time, to acquire ordinary shares issued by the Company, provided that:

- any such acquisition of shares shall be effected through the order book operated by the JSE trading system or on the open market of any other stock exchange on which the shares are or may be listed, subject to the approval of the JSE and any other relevant stock exchange, as necessary, in either event without any prior understanding or arrangement between the Company and the counterparty;
- this approval shall be valid only until the next annual general meeting of the Company, or for 15 months from the date of passing of this resolution, whichever period is shorter;
- shares issued by the Company may not be acquired at a price greater than 10% above the weighted average of the market value of the Company's shares for the five business days immediately preceding the date of the acquisition being effected;
- at any point in time, the Company only appoints one agent to effect any acquisitions on its behalf;
- the board has resolved to authorise the acquisition, that the Company and its subsidiaries will satisfy the solvency and liquidity test immediately after the acquisition and that since the test was done, there have been no material changes in the affairs or the financial position of the Group since signature of the annual financial statements and up to the date of this Notice;
- the Company may not, in aggregate in any one financial year, acquire in excess of 5% of the Company's issued ordinary share capital as at the date of passing of this special resolution number 2;
- an announcement containing details of such acquisitions will be published as soon as the Company and/or the subsidiaries, collectively, shall have acquired ordinary shares issued by the Company constituting, on a cumulative basis, not less than 3% of the number of ordinary shares in the Company in issue as at the date of this approval; and an announcement containing details of such acquisitions will be published in respect of each subsequent acquisition by either the Company and/or by the subsidiaries, collectively, of ordinary shares issued by the Company, constituting, on a cumulative basis, not less than 3% of the number of ordinary shares in the Company in issue as at the date of this approval;
- the acquisition of shares by the Company or its subsidiaries may not be effected during a prohibited period, as defined in the JSE Listings Requirements, unless there is in place a repurchase programme as contemplated in paragraph 5.72 of the JSE Listings Requirements;
- the Company's subsidiaries shall not be entitled to acquire ordinary shares issued by the Company if the acquisition of shares will result in them holding, on a cumulative basis, more than 10% of the number of ordinary shares in issue in the Company; and
- no voting rights attached to the shares acquired by the Company's subsidiaries may be exercised while the shares are held by them and they remain subsidiaries of the Company.

Percentage of voting rights required to pass this resolution: 75% of the voting rights exercised.

Motivation for special resolution 2

The reason for special resolution 2 is to grant a general authority for the acquisition of the Company's ordinary shares by the Company, or by a subsidiary or subsidiaries of the Company. The effect of special resolution 2, if passed, will be to authorise the Company or any of its subsidiaries to acquire ordinary shares issued by the Company on the JSE or any other stock exchange on which the Company's shares are or may be listed subject to the provisions of the Company's MOI, Companies Act and the JSE Listings Requirements.

The Directors of AngloGold Ashanti believe that the Company should retain the flexibility to take action if future acquisitions of its shares were considered desirable and in the best interests of the Company and its shareholders.

After considering the effect of acquisitions, up to the maximum limit, of the Company's issued ordinary shares, the Directors are of the opinion that if such acquisitions were implemented:

- the Company and the Group would be able in the ordinary course of business to pay its debts for a period of 12 months after the date of the notice issued in respect of the AGM;
- the assets of the Company and the Group would be in excess of the liabilities of the Company and the Group for a period of 12 months after the date of the notice issued in respect of the AGM. For this purpose, the assets and liabilities would be recognised and measured in accordance with the accounting policies used in the latest audited Group annual financial statements;
- the ordinary capital and reserves of the Company and the Group would be adequate for ordinary business purposes for a period of 12 months after the date of the notice issued in respect of the AGM; and the working capital of the Company and the Group would be adequate in the ordinary course of business for a period of 12 months after the date of the notice issued in respect of the AGM.

9. Special resolution 3 – General authority for Directors to issue for cash, those ordinary shares which the Directors are authorised to allot and issue in terms of ordinary resolution 5

RESOLVED THAT, as a special resolution, subject to ordinary resolution 5 being passed, that the Directors of the Company be and are hereby authorised, in accordance with the Companies Act and the JSE Listings Requirements, to allot and issue for cash,

on such terms and conditions as they may deem fit, all or any of the ordinary shares in the authorised but unissued share capital of the Company (and/or any options/convertible securities that are convertible into ordinary shares), which they shall have been authorised to allot and issue in terms of ordinary resolution number 5, subject to the following conditions:

- This authority is valid until the Company's next annual general meeting, provided that it will not extend beyond 15 months from the date that this authority is given.
- The equity securities which are the subject of the issue for cash must be of a class already in issue, or where this is not the case, must be limited to such securities or rights that are convertible into or represent options in respect of a class already in issue.
- Any such issue will only be made to 'public shareholders' as defined in the JSE Listings Requirements and not to related parties, unless the JSE otherwise agrees.
- The number of shares issued for cash will not in aggregate exceed 5% of the Company's listed equity securities (excluding treasury shares) as at 15 March 2023, such number being 20,942,370 ordinary shares in the Company's issued share capital.
- Any equity securities issued under the authority during the period contemplated in the first bullet above must be deducted from such number in the preceding bullet.
- In the event of a sub-division or consolidation of issued equity securities during the period contemplated in the first bullet above, the existing authority must be adjusted accordingly to represent the same allocation ratio.
- The maximum discount at which the equity securities may be issued is 10% of the weighted average of the market value of the Company's shares for the 30 business days prior to the date that the price of the issue is agreed between the Company and the party subscribing for the shares.

Percentage of voting rights required to pass this resolution: In terms of the JSE Listing Requirements, a 75% majority is required of votes cast in favour of such ordinary resolution. Since this is the Company's threshold for special resolutions, the resolution is instead proposed as a special resolution.

Motivation for special resolution 3

The reason for proposing special resolution 3 is that the Directors consider it advantageous to have the authority to issue ordinary shares for cash in order to enable the Company to take advantage of any business opportunity which might arise in the future. At present, the Directors have no specific intention to use this authority, and the authority will thus only be used if circumstances are appropriate.

It should be noted that this authority relates only to those ordinary shares which the Directors are authorised to allot and issue in terms of ordinary resolution 5 and does not grant the Directors authority to issue ordinary shares for cash over and above, and in addition to, the ordinary shares which the Directors are authorised to allot and issue in terms of ordinary resolution 5, when ordinary shares are issued for such purposes and on such terms as the Directors may deem fit.

10. Special resolution 4 – General authority to provide financial assistance in terms of Sections 44 and 45 of the Companies Act

RESOLVED THAT, as a special resolution, to the extent required by the Companies Act, that the board may, subject to compliance with the requirements of the Company's MOI, the Companies Act and the JSE Listings Requirements, each as presently constituted and as amended from time to time, authorise the Company to provide direct or indirect financial assistance as contemplated in Sections 44 and 45 of the Companies Act, including by way of loan, guarantee, the provision of security or otherwise, to any of its present or future subsidiaries and/or any other company or entity that is or becomes related or interrelated to the Company, for any purpose or in connection with any matter, including, but not limited to, the subscription of any option, or any securities issued or to be issued by the Company or a related or interrelated company, or for the purchase of any securities of the Company or a related or interrelated company, for such amounts and on such terms as the board may determine. This authority will expire on the second anniversary of the date on which this special resolution is adopted, unless renewed prior thereto.

Percentage of voting rights required to pass this resolution: 75% of the voting rights exercised.

Motivation for special resolution 4

Section 45 of the Companies Act applies to financial assistance provided by a company to any related or interrelated company or corporation, a member of a related or interrelated corporation, and to a person related to any such company, corporation or member.

Further, Section 44 of the Companies Act may also apply to the financial assistance so provided by a company to any related or interrelated company or corporation, a member of a related or interrelated corporation, or a person related to any such company, corporation or member, in the event that the financial assistance is provided for the purpose of, or in connection with, the subscription of any option, or any securities, issued or to be issued by the Company or a related or interrelated company, or for the purchase of any securities of the Company or a related or interrelated company.

Both Sections 44 and 45 of the Companies Act provide, inter alia, that the particular financial assistance must be provided only pursuant to a special resolution of shareholders, adopted within the previous two years, which approved such assistance either for the specific recipient, or generally for a category of potential recipients, and the specific recipient falls within that category and the board is satisfied that: (i) immediately after providing the financial assistance, the Company would satisfy the solvency and liquidity test (as contemplated in the Companies Act); and (ii) the terms under which the financial assistance is proposed to be given are fair and reasonable to the Company.

NOTICE OF ANNUAL GENERAL MEETING (CONTINUED)

As part of the normal conduct of the business of the Company and its subsidiaries or associates (AngloGold Ashanti Group), the Company, where necessary, usually provides guarantees and other support undertakings to third parties on behalf of its local and foreign subsidiaries and joint ventures or partnerships in which the Company or members of the AngloGold Ashanti Group have an interest. This is particularly so where funding is raised by the foreign subsidiaries of the Company, whether by way of borrowings or the issue of bonds or otherwise, for the purposes of the conduct of their operations. The Company would like the ability to provide financial assistance, if necessary, also in other circumstances, in accordance with Sections 44 and 45 of the Companies Act. Furthermore, it may be necessary for the Company to provide financial assistance to any of its present or future subsidiaries, and/or to any related or interrelated company or entity and/or to a person related to any such company or entity, to subscribe for options or securities of the Company or another company related or interrelated to it. Under the Companies Act, the Company will however, require the special resolution referred to above to be adopted. It is difficult to foresee the exact details of financial assistance that the Company may be required to provide over the upcoming months. It is essential however, that the Company is able to organise effectively its internal financial administration. For these reasons, it is necessary to obtain the approval of shareholders as set out in special resolution 4.

It should be noted that this resolution does not authorise financial assistance to a Director or a Prescribed Officer of the Company or any company or person related to such a Director or Prescribed Officer.

11. Ordinary resolution 7 – Directors' authority to implement special and ordinary resolutions

RESOLVED THAT, each and every Director of the Company be and is hereby authorised to do all such things and sign all such documents as may be necessary for or incidental to the implementation of the resolutions passed at this meeting.

Percentage of voting rights required to pass this resolution: 50% plus one vote of the voting rights exercised.

Motivation for ordinary resolution 7

This resolution is to provide the Directors with the necessary authority to do all things necessary to act under or implement the decisions and resolutions passed at this AGM.

Further disclosure

In terms of Section 11.26 of the JSE Listings Requirements, the following information is disclosed in the Annual Financial Statements 2022:

- Major shareholders;
- Material change statement; and
- Share capital of the Company.

Directors' responsibility statement

The Directors, whose names appear in the Integrated Report 2022, collectively and individually accept full responsibility for the accuracy of the information given in this Notice and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading and that all reasonable enquiries to ascertain such facts have been made and that this Notice contains all information required by law and the JSE Listings Requirements.

By order of the board of AngloGold Ashanti Limited

Ms LM Goliath

Group Company Secretary

Registered and corporate office
112 Oxford Road, Houghton Estate
Johannesburg 2198, South Africa

15 March 2023

IMPORTANT NOTES REGARDING THE ANNUAL GENERAL MEETING

Date	**Monday, 15 May 2023**
Venue	The Platform hosted by TMS – further details of which will be provided to the shareholders upon making contact with TMS
Timing	The AGM will start promptly at **13:00 (South African time)**
Admission	Shareholders and others attending the AGM are asked to register with TMS by not later than **13:00 (South African time) on Friday, 28 April 2023**. Shareholders and proxies are required to provide proof of identity to TMS prior to being granted access to the Platform by TMS
Electronic participation	Every shareholder may only participate in the meeting through electronic communication by making use of the Platform
Enquiries and questions	Shareholders who intend to ask questions related to the business of the AGM or on related matters are asked to furnish their name, address and question(s) to TMS, which will be available to provide any advice and assistance required
Queries about the AGM	If you have any queries about the AGM, please telephone any of the contact names listed on the inside back cover

DIRECTOR PROFILES

Profiles of the Directors being re-elected and elected at the AGM:

Alan Ferguson (65)

BSc, CA(Scotland)

Independent Non-Executive Director
Appointed: 1 October 2018

Board committee memberships:

- Audit and Risk Committee (Chairperson)
- Remuneration and Human Resources Committee
- Nominations and Governance Committee

Alan Ferguson was a former chief financial officer of a number of FTSE-listed entities, including Lonmin Plc. Since 2011 he has held Non-Executive Directorships on a number of boards including Johnson Matthey, Croda International and Marshall Motors Holdings where he chaired their audit committees and was the senior independent Director.

He currently serves on the board of Harbour Energy where he chairs the audit committee. In addition, Mr Ferguson serves as a member of the Business Policy Panel of the Institute of Chartered Accountants of Scotland and is a member of the leadership team of the UK Audit Committee Chair's Independent Forum.

Rhidwaan Gasant (63)

BCompt (Hons), CA(SA), ACIMA, CGMA, Executive Development Programme

Lead Independent Non-Executive Director
Appointed: 12 August 2010

Board committee memberships:

- Audit and Risk Committee
- Nominations and Governance Committee
- Remuneration and Human Resources Committee
- Social, Ethics and Sustainability Committee

Rhidwaan Gasant is the lead independent Non-Executive Director. He was previously the chief executive officer of Energy Africa Limited. He is currently the independent non-executive chairman of Growthpoint Properties Limited and chairs the board audit committee of MTN Nigeria Communications Plc.

Albert Garner (67)

BSE

Independent Non-Executive Director
Appointed: 1 January 2015

Board committee memberships:

- Investment Committee
- Remuneration and Human Resources Committee

Albert Garner has extensive experience in capital markets, corporate finance and mergers and acquisitions having worked with Lazard Freres & Co. LLC for over 40 years in various leadership positions. He is one of the most senior bankers at Lazard, currently leading their special committee practice and chairing their fairness opinion committee. He formerly led Lazard's corporate finance practice. Mr Garner became a general partner in 1989 and is now vice chair of investment banking.

Gillian Doran (46)

Fellow Member of Association of Chartered Certified Accountants (FCCA)

Chief Financial Officer and Executive Director
Appointed: 1 January 2023

Board committee memberships:

- Investment Committee

Gillian Doran brings more than 25 years' experience in finance and commercial roles across a number of industries, predominantly natural resources and also construction and manufacturing. Prior to joining the company, Gillian served as chief financial officer for Rio Tinto's global aluminum division. Ms Doran's career at Rio Tinto spanned over 15 years, in a number of senior finance roles within operations, regional business units and group headquarters. A seasoned international executive leader having previously worked and lived in Europe, North America and Australia. Ms Doran brings to AngloGold Ashanti deep experience in financial accounting, planning, performance management, investment, transformation and strategy.



ANNEXURE 1

Remuneration strategy

AngloGold Ashanti's remuneration policy is aligned to the business strategy and aims to ensure that we attract, retain and motivate high quality people, who are capable of consistently achieving exceptional performance and maximising shareholder value. The remuneration practices are designed to be fair, responsible, transparent, and compliant with applicable legislation. AngloGold Ashanti further ensures that the key principles used to define the CEO remuneration are the same as those that apply to the Executive Committee and all other employees and are linked to the strategic objectives.

Policy

AngloGold Ashanti applies a set of key principles in determining and managing remuneration. These principles are reviewed annually to ensure they remain appropriate. The key principles are:

- Alignment with strategic objectives and shareholder interests;
- Remunerate to motivate and reward the right performance and behaviour of employees and executives;
- Aim to ensure that performance metrics are challenging, substantial and cover all key aspects of the business including financial and non-financial drivers, positive outcomes across the economic, social and environmental context in which AngloGold Ashanti operates and do not promote or reward excessive risk taking;
- Aim to ensure that the remuneration of executive management is fair, responsible and transparent in the context of overall employee remuneration in the organisation;
- Promote an ethical culture and responsible corporate citizenship;
- Aim to ensure that the remuneration structure is aligned to AngloGold Ashanti's values and that the correct governance frameworks are applied across remuneration decisions and practices;
- Provide competitive reward to attract and retain highly skilled executives and staff vital to the success of the organisation using appropriate global remuneration benchmarks; and
- The use of performance measures.

In order to address the above key principles and to ensure that employees feel that they are equitably rewarded for their input, AngloGold Ashanti applies the following framework:

- A pay curve designed according to the applicable job level/ stratum (grade) and substratum;
- Pay for performance and differentiation in pay according to an employee's deliverables;
- Internal equity; and
- Market benchmarking using the AngloGold Ashanti principle of positioning guaranteed pay at the median of the applicable markets and where there is a shortage of specialist and/or key technical skills, may pay higher than the median targeting the 75th to 90th percentile.

The policy should be followed and applied in conjunction with any local AngloGold Ashanti practices and applicable local government legislation and requirements.

As required by King IV guideline, AngloGold Ashanti's remuneration policy and implementation report as detailed in this Notice of Meeting will be tabled for separate non-binding advisory votes by shareholders at the upcoming annual general meeting.

In the event that either the remuneration policy or the implementation report, or both, are voted against by 25% or more of the voting rights entitled to be exercised by shareholders at the AGM, the Remuneration and Human Resources Committee (the Committee) will ensure that the following measures are taken in good faith and with best reasonable efforts:

- An engagement process with shareholders to ascertain the reasons for the dissenting votes; and
- Appropriately addressing legitimate and reasonable objections and concerns raised which may include amending the remuneration policy or clarifying or adjusting remuneration governance and/or processes.

Reward components

Base salary

A competitive salary is provided to all employees to ensure their experience, contribution and appropriate market comparisons are fairly reflected and applied. For non-bargaining unit employees, base salaries are increased in January of each year, in accordance with the Committee approved increase mandate guided by the inflationary pool. In high inflation countries increases may be adjusted by an individual's performance, but in low inflation countries a flat inflationary increase is typically applied. Bargaining unit employees' base salaries are increased in line with union negotiated agreements.

Deferred Share Plan (DSP)

AngloGold Ashanti employees will participate in an incentive bonus plan. With effect from 1 January 2018, the Company has been using a single incentive for short- and long-term performance. The Deferred Share Plan (DSP) is designed to reward employees to meet the strategic short-, medium- and long-term objectives that will enable them to deliver value to shareholders, by achieving defined Company objectives.

Permanent employees who do not participate in a production bonus are eligible to participate in the DSP. Participation is at the discretion of the committee.

The DSP award is payable in cash and where applicable (depending on stratum level), the balance will be delivered in one of two compensation components, either deferred cash or deferred shares, vesting equally over a period of either a two-, three-, or five- year period. The total incentive is determined based on a combination of Company and individual performance measures, defined annually with weightings applied to each measure. The metrics are defined against the objectives that

most strongly drive Company performance and are weighted to financial outcomes, production, cost, sustainability and people.

Each metric is weighted and has a threshold, target and stretch definition based on the Company budget and the desired stretch targets for the year.

At the end of each financial year, the performance of the Company, the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) is assessed by both the Committee and the Board against the defined metrics to determine the quantum of the cash portion and the quantum of the deferred portion as per the calculations that follow:

Cash portion:
Base pay x individual performance weighting x on-target cash percentage x individual performance modifier (KPIs: 1 – 4 rating)
+
Base pay x Company performance weighting x on-target cash percentage x Company performance modifier

Deferred cash/shares:
Base pay x individual performance weighting x on-target deferred percentage x individual performance modifier (KPIs: 1 – 4 rating)
+
Base pay x Company performance weighting x on-target deferred percentage x Company performance modifier

Individual performance has been historically measured using a 1 – 5 performance rating scale. With effect from 1 January 2023, the company has moved to a 1 – 4 performance rating scale allowing for more rigorous performance management.

The graphs alongside, illustrate the threshold, on-target and stretch for the DSP scheme and performance measure weightings (Company and individual) as a percentage of base salary.

Threshold
(50%)


CEO (VII)
50.0%
100.0%
150.0%
CFO (VIH)
42.5%
92.5%
135.0%
Executive Mng (VIL)
37.5%
87.0%
124.5%
Senior Mng (IVH - V)
26.0%
39.0%
65.0%
Senior Mng (IVL)
24.0%
27.0%
51.0%
Middle Mng (IIIH)
16.5%
33.0%
Middle Mng (IIIL - IIIM)
12.5%
25.0%
0
30
60
90
120
150
Cash bonus award
Deferred shares award
Deferred cash award

On-target
(100%)


CEO (VII)
100.0%
200.0%
300.0%
CFO (VIH)
85.0%
185.0%
270.0%
Executive Mng (VIL)
75.0%
174.0%
249.0%
Senior Mng (IVH - V)
52.0%
78.0%
130.0%
Senior Mng (IVL)
48.0%
54.0%
102.0%
Middle Mng (IIIH)
33.0%
66.0%
Middle Mng (IIIL - IIIM)
25.0%
50.0%
0
50
100
150
200
250
300
Cash bonus award
Deferred shares award
Deferred cash award

Stretch
(150%)


CEO (VII)
150.0%
300.0%
450.0%
CFO (VIH)
127.5%
277.5%
405.0%
Executive Mng (VIL)
112.5%
261.0%
373.5%
Senior Mng (IVH - V)
78.0%
117.0%
195.0%
Senior Mng (IVL)
72.0%
81.0%
153.0%
Middle Mng (IIIH)
49.5%
99.0%
Middle Mng (IIIL - IIIM)
37.5%
75.0%
0
100
200
300
400
500
Cash bonus award
Deferred shares award
Deferred cash award

The cash or share deferrals and performance weightings (company and individual) are summarised in the table below:

		Performance measure weightings	
Employee stratum and level	**Deferral period (years)**	**Company**	**Individual**
CEO (VII) / CFO (VIH) /Executive management (VIL)	5	80	20
Senior management (IVH – V)	3	50	50
Senior management (IVL)	2	50	50
Middle management (III)	2	40	60

ANNEXURE 1 (CONTINUED)

The deferred shares are awarded as conditional rights to shares with dividend equivalents. Vesting of the deferred portion occurs equally over either a two-, three- or five-year period, depending on the level of the participant.

The Committee reviews the DSP and its performance metrics annually to ensure that they support AngloGold Ashanti's evolving strategic focus and business objectives. For 2023 it was agreed that any changes should be limited to the existing framework as a comprehensive review is planned through the course of the year. The following proposed changes have therefore been approved by the committee for the 2023 DSP metrics:

- The TSR has been simplified by removing Absolute TSR and increasing the Relative TSR weighting from 12.5% to 20%;
- All Injury Frequency Rate (AIFR) is to be changed to Total Recordable Injury Frequency Rate (TRIFR) to align with the International Council of Mining and Metals (ICMM) statistical reporting definitions. The calculation and weighting remains the same;
- Major Hazard Control compliance has been replaced with Major Hazard Control verification compliance to focus on the input / quality of the process as the business matures; and
- Key retention has been replaced with a talent deployment and development metric which reinforces building capability and succession implementation.

The DSP performance metrics for 2023 are as follows:

Proposed DSP performance metrics 2023

Strategic driver		Variable	Performance metric and related weighting	
35%	Maintain financial flexibility	Total shareholder returns (TSR)	Relative return	20%
		Return on equity	Normalised cash return on equity (nCROE)	15%
15%	Improve portfolio quality	Production	Moz	15%
15%	Optimise overhead, costs and capital expenditure	Costs	All-in sustaining costs	5%
			Total cash costs	10%
11%	Maintain long-term optionality	Future pipeline	Mineral Resource	5.5%
			Mineral Reserve	5.5%
24%	Prioritise people and ESG	People	• Gender diversity • Talent development and deployment	4%
		Safety	Combination of: • Total recordable injury frequency rate (TRIFR) • Major hazard control compliance	8%
		Health	Reduction in workforce exposed to high respirable crystalline silica dust	2.5%
		Environment	Greenhouse gas emissions management	7.5%
		Communities	Business disruptions caused by community unrest	2%

Proposed DSP performance metrics 2023 – by strategic focus area
(2022 comparison)



24%
(2022: 24%)
35%
(2022: 35%)
%
11%
(2022: 11%)
15%
(2022: 15%)
15%
(2022: 15%)
Maintain financial flexibility
Improve portfolio quality
Optimise overhead, costs and capital expenditure
Maintain long-term optionality
Prioritise people and ESG

Malus and clawback

The committee may determine that an unvested award or part of an award may not vest, or may determine that any cash bonus, vested shares, or their equivalent value in cash be returned to the Company. The malus and clawback terms are as follows:

Malus

The committee has discretion to reduce, including to zero, an award that has not yet accrued or vested to an individual where (but not limited to):

- A participant was, in the reasonable opinion of the committee, deliberately misleading the Company or any subsidiary, the market and/or the Company's shareholders concerning the financial performance of the Company;
- A participant caused harm to the Company's reputation;
- A participant's actions amounted to misconduct, including but not limited to the participant acting fraudulently, dishonestly or being in material breach of their obligations, as described in the Company's Disciplinary code and Procedure policy;
- A participant's actions amounted to negligence, incompetence or poor performance;
- There is a material error in the Company's financial statements, which results in a restatement;
- There is a material downturn in the financial performance of the Company at any time before the applicable vesting date;
- There is a material failure of risk management in the Company;
- The discovery that any information or the assessment of any performance condition(s) used to determine an award was based on a material error, or inaccurate or misleading information; or
- Any other matter which, in the reasonable opinion of the committee, is required to be taken into account to comply with prevailing legal and/or regulatory requirements, which for the avoidance of doubt, includes the applicable laws published by a regulator from time to time.

Clawback

The committee will consider applying clawback at any time during the three years from the date of vesting of the variable remuneration, being the cash incentive, deferred cash or deferred share allocation (the clawback period), based on the following limited trigger events:

- There is a material failure of risk management in the Company or in the relevant business unit, considering the participant's involvement and responsibility for that incident;
- The discovery of action or conduct of a participant which in the opinion of the committee amounts to gross misconduct that occurred prior to award or vesting;
- There is a material error in the Company's financial statements, which results in a restatement, which may have resulted in an over-allocation of cash incentive, deferred cash and deferred share allocations;
- The discovery of events that occurred prior to vesting that have had a significant detrimental impact on the reputation of the Company or the relevant business unit or have led to the censure of the Company or a group Company by a regulatory authority;
- Where there is an error in the calculation of any performance condition which may have resulted in an overpayment.

Employee benefits and allowances

Other components of reward are detailed under separate AngloGold Ashanti policy documents. However, subject to local competitive practice and legislation, AngloGold Ashanti policy is to provide, where appropriate, additional elements of compensation from the following list:

- **Retirement schemes**

Provides a defined contribution retirement benefit aligned to the schemes in the respective country in which the employee operates. The funds vary depending on jurisdiction and legislation. Defined benefit schemes are not available.

ANNEXURE 1 (CONTINUED)

- **Medical benefits**

Provides medical aid assistance aligned to the schemes in the respective country in which the employee operates. Provided to all executives through either a percentage of fee contribution, reimbursement or Company provided healthcare providers. Contributions are in line with the approved Company policy. It is no longer AngloGold Ashanti's practice to provide a post-retirement medical care benefit. Existing plans have been closed to new entrants or converted to employee paid plans.

- **Life assurance**

Comprising a fixed amount or a multiple of base salary.

- **Disability insurance (short- or long-term)**

Comprising an amount to partially replace lost compensation during a period of medical incapacity or multiple of base salary.

- **Accidental death and dismemberment cover**

Usually comprising a schedule of fixed amounts or multiple of base salary.

- **Relocation allowances**

To enable an employee and their family to relocate for business purposes from one location to another. Allowances may be once only or extend over a determined period of time and cover such expenses related to house sale and purchase, transportation of effects, cost of living differentials, rental expenses and school fees.

Compensation structure

AngloGold Ashanti uses the stratum structure to determine the levels of work and the pay scales associated with those levels of work.

The pay ranges cover each stratum or level in the location in which jobs are situated. Each stratum is divided into an upper, middle and lower section and a pay range is constructed for each.

Pay ranges represent the level of compensation paid to similar positions in the market. The median (50th percentile) of market comparators becomes the midpoint of the AngloGold Ashanti range and the minimum and maximum of the range is informed by the lower and upper market quartile.

An individual promoted to a particular position entering the appropriate range for that position typically receives a salary toward the minimum. Over time as they approach full competency, they move toward the midpoint through annual salary awards.

Increases above the midpoint will typically be lower as performance expectations become higher. Individuals approaching the maximum of their range would usually be candidates for promotion or are considered to be exceptionally competent and performing at a consistently high level over long periods or have identified scarce skills. Only in special circumstances of particularly scarce skills or experience shortages may an individual be compensated beyond the maximum of the range.

An individual's salary relative to the midpoint of the range for the position occupied is referred to as the compa-ratio. Aggregated compa-ratio provide an indication of the population's overall competitiveness.

1. Competitive positioning

Market comparison

For both senior and executive management, the Mercer Survey methodology known as international position evaluation (IPE) is used for market benchmarking. For middle management and below (stratum III and below), benchmarking is done using locally available reputable surveys including, Remchannel (South Africa), Hay evaluation methodology and others. The benchmarked comparison which includes all Executive Committee members and the global roles in senior management (stratum IV and V) conducted against the following selected group of global comparator companies:

2023 Comparator benchmark group

Agnico Eagle Mines Limited	Canada
Anglo American Platinum Limited	South Africa
Antofagasta Plc	Chile
Barrick Gold Corporation	Canada
B2Gold Corporation	Canada
Gold Fields Limited	South Africa
Kinross Gold Corporation	Canada
Newcrest Mining Limited	Australia
Newmont Corporation	United States
Sibanye-Stillwater Limited	South Africa
South32 Limited	Australia
Yamana Gold Incorporated	Canada

The benchmark list of comparator companies is reviewed on an annual basis to ensure that they remain appropriate. In reviewing the participants, the committee considers:

- Global spread and complexity
- Nature of business
- Size

The peer group should also be large enough to create a sufficient benchmark to draw information and to not create any concerns from an antitrust legislative perspective.

Each component of remuneration (base salary, variable pay and benefits) is analysed and compared with the market information and the overall package is reviewed accordingly. This benchmarking is usually completed every second year (most recent in October 2022) for the executives and senior management and on an annual basis for the middle management and below.

On the global benchmark survey, each executive's role is matched and compared to same or similar roles in the comparator group companies irrespective of place of work (and includes a review of purchasing power parity between countries).

For the stratum III (middle management) and below surveys, the individual roles are matched to the survey data and measured against the local roles. The surveys must be done utilising reputable survey houses that have a sufficient spread of participants with a robust job matching and detailed validation process.

To determine competitive positioning in these surveys, guaranteed salaries are compared with guaranteed salaries paid for similar positions. Short-term incentive (STI) targets are compared with recently paid incentives and bonus payments made by the competitive marketplace.

1. Expatriate compensation

AngloGold Ashanti employs a skilled workforce with employees who are globally mobile to service the organisation primarily in remote locations or areas where the skill set is not available locally. The mobile workforce is tasked to develop and grow skills locally.

The mobile workforce is given expatriate benefits associated to their specific move type. These may include housing, schooling, international medical aid, international pension funds (where appropriate) and home leave trips in line with the nature, duration and location of the assignment. Where appropriate, tax equalisation principles are followed for base pay (exclusive of deferred cash or share awards and other benefits not agreed up front).

AngloGold Ashanti's mobility policy is contained in a separate policy document.

2. Retention

Retention is a key requirement for AngloGold Ashanti which operates in a global arena where fewer people are moving into the mining industry and there is a limited talent supply.

A retention strategy is in place whereby AngloGold Ashanti can pay between 50% and up to one times base pay for identified retention risks that require additional pay due to external offers or similar situations, delivered in cash (or shares where approved by the board) over a period of 12 – 36 months to employees identified as having key skills and retention risks. All retention payments are approved by the Chief People Officer.

3. Recruitment policy

When recruiting employees, a comparative benchmarking exercise is undertaken to determine the size, nature and complexity of the role, and skills availability in the market prior to making a competitive offer.

The following principles are applied when recruiting external hires:

- Remuneration for external appointments will take into account any remuneration which is forfeited from the previous employment upon joining, and may replace these in an appropriate form, taking into account timing and performance conditions as appropriate subject to proof of forfeiture;
- The company will not offer any sign-on bonuses that do not conform to the conditions set out above, for example the "golden hello";
- In the case of share awards forfeited they will have equivalent performance conditions unless the company determines otherwise;
- The company will also take into account both market practice and any relevant commercial factors in considering the terms of the buy-out award; and
- A time period is applied to a buy-out with a minimum clawback.

ANNEXURE 1 (CONTINUED)

4. Termination guidelines

Legislation and contractual obligations take precedent in any termination agreement however the table below recommends the typical standard group practice:

	Reasons for termination			
	Voluntary resignation	**Dismissal/ termination for cause**	**Normal and early retirement, retrenchment and death**	**Mutual separation**
Base salary	Base pay will be paid over the notice period or as a lump sum	Base pay will be paid until employment cease	Base pay is paid for a defined period based on cause and local policy as employees have different employment entities	Base pay will be paid over the notice period or as a lump sum
Pension	Pension contributions for the notice period will be paid; any lump sum does not include pension contributions unless contractually agreed	Pension contributions will be paid until employment cease	Pension contributions will be paid until employment ceases	Pension contributions for the notice period will be paid; any lump sum would not include pension contributions unless contractually agreed
Medical provisions	Where applicable, medical provision for the notice period will be paid; any lump sum does not include contributions unless contractually agreed	Medical provision/ payment will be provided until employment ceases	Medical provision/payment will be provided until employment ceases	Where applicable, medical provision for the notice period will be paid; any lump sum would not include contributions unless contractually agreed
Benefits	Applicable benefits may continue to be provided during the notice period but will not be paid on a lump sum basis	Benefits will fall away when employment ceases	Benefits will fall away when employment ceases	Applicable benefits may continue to be provided during the notice period but will not be paid on a lump sum basis
DSP cash bonus	Forfeit, no bonus	No bonus	Discretion to pro-rate for period worked	Discretion to pro-rate for period worked
Deferred cash awards	Unvested awards lapse	Unvested awards lapse	The vesting date will be accelerated to the date of separation and the participant shall be entitled to receive a pro-rated deferred cash value taking into account the period that the participant has been in employment during the vesting period	The vesting date will be accelerated to the date of separation and the participant shall be entitled to receive a pro-rated deferred cash value taking into account the period that the participant has been in employment during the vesting period

	Reasons for termination			
	Voluntary resignation	**Dismissal/ termination for cause**	**Normal and early retirement, retrenchment and death**	**Mutual separation**
Deferred share awards	Unvested awards lapse	Unvested awards lapse	**Retrenchment and retirement (early, normal and late):** **Senior managers** – upon separation, the vesting date will be accelerated to the date of separation and the participant shall be entitled to receive pro-rated shares taking into account the period that the participant has been in employment during the vesting period. Vested shares may be exercised within six months following separation date **Executives** – upon separation of employment, vested shares may be exercised within six months following separation date. The participant will continue to hold unvested shares post separation of employment to vest at the original vesting date. Upon vesting of these shares, the participant has up to six months to exercise vested shares **Death:** **All participants** – upon death of an employee, the vesting date will be accelerated, and the participant's estate shall be entitled to receive the full vested and unvested deferred shares within 12 months from date of death	**Senior managers** – upon termination, the vesting date will be accelerated to the date of separation and the participant shall be entitled to receive pro-rated shares taking into account the period that the participant has been in employment during the vesting period. Vested shares may be exercised within six months following termination date. **Executives** – upon termination of employment, vested shares may be exercised within six months following termination date. The participant will continue to hold unvested shares post termination of employment to vest at the original vesting date. Upon vesting of these shares, participant has up to six months to exercise vested shares.

5. Minimum shareholder requirements

To ensure that executive and shareholder objectives are aligned, a minimum shareholding requirement (MSR) applies to all Executive Committee members on the following basis:

- CEO: 150% of net annual base salary within three years of appointment and 300% of net annual base salary within six years of appointment;
- CFO: 125% of net annual base salary within three years of appointment and 250% of net annual base salary within six years of appointment;
- Executive Committee members during employment: 100% of net annual base salary within three years of appointment and 200% of net annual base salary within six years of appointment;
- Executive Committee members post termination: should an executive depart (or no longer serve as Director or Prescribed Officer) before they have achieved the MSR, all shares allocated (and subsequently vested) effective 1 January 2022 from the Company's share incentive will be held for one year post-termination period. The holding will be up to their required MSR.

The MSR is calculated as follows:

Deemed value of the shares on the MSR measurement date = cost of shares acquired x CPI index on MSR measurement date/ CPI index on the share acquisition date.

6. Governance

Legislation and statutory compliance

The Remuneration Policy is adhered to in line with AngloGold Ashanti policy and local government legislation, where local legislation deviates from policy, the applicable legislation should be applied.

Furthermore, we ensure that our remuneration practices are designed to be fair, transparent and compliant with legislative requirements within all the jurisdictions that we operate in. This is achieved through ongoing compliance benchmarking and implementation of guideline and legislative requirements, for example King IV and SEC respectively.

ANNEXURE 1 (CONTINUED)

Budgeting compensation increases

As part of the business planning and operational budgeting cycle, annual compensation increases are budgeted for. The budgeted amount takes into consideration the current average consumer price index (CPI) (where applicable) as well as AngloGold Ashanti's overall market competitiveness and industry trends. Approval for these increases is in line with the business planning and budget cycle.

Remuneration and Human Resources Committee

The committee activities are governed by the Terms of Reference. The purpose of the committee is to assist the Board in discharging its oversight responsibilities relating to all compensation, including annual base salary, annual incentive compensation, employment, severance pay and ongoing perquisites or special benefit items and equity compensation of the Company's executives, including the CEO as well as retention strategies, design and application of material compensation programmes and share ownership guidelines.

With respect to its mandate on human resources, the committee has strategic oversight of matters relating to the development of the Company's human resources with the main objective of creating a competitive human resource for the Company.

The committee operates in an independent role, operating as an overseer with accountability to the Board. This is accomplished by:

- Determining specific remuneration packages for Executive Committee members, and reviewing these annually. The broad framework and cost of executive remuneration shall be a matter for the board on the recommendation and advice of the committee;
- Reviewing and approving corporate and individual goals and objectives relevant to the compensation of the Executive Committee;
- Evaluating the performance of the Executive Committee (excluding Executive Directors) in light of these goals and objectives annually and setting compensation based on such evaluation;
- Ensuring that the mix of fixed and variable pay, base pay, shares and other elements of compensation for each Executive Committee member meets the Company's requirements and strategic objectives;
- Determining any long-term incentive component of each Executive Committee member's compensation based on awards given to such member in past years and the Company's performance against set targets;
- On an annual basis, or at intervals that the committee may deem necessary, consider the results of independent research into executive remuneration trends, to assist the committee in its decision-making regarding executive remuneration;
- Ensuring that all benefits, including retirement benefits and other financial arrangements are justified and correctly valued and reviewed annually;
- Considering other matters relating to the remuneration of or terms of employment applicable to Executive Committee that may be referred to the Committee by the Board;
- Considering the payment of performance linked non-pensionable bonuses to Executive committee, and to set the criteria for, and relative value of such payments;
- Satisfying itself as to the accuracy of recorded performance measures that govern the vesting of share awards and incentives;
- On an annual basis, approve the granting of share options or performance shares to qualifying employees of the Company;
- Regularly review incentive schemes to ensure continued contribution to shareholder value and ensure that these are administered in terms of the rules of the relevant incentive scheme;
- As and when required, consider proposed amendments to the rules of the incentive schemes and make recommendations for their approval by shareholders;
- Review the Executive Directors' termination payments and ensure that they are in line with the remuneration policy and with any obligations arising from such contracts which would give rise to termination payments; and
- The Executive Directors, in consultation with an independent adviser where necessary, must consider and make recommendations to the board and shareholders on the remuneration of Non-Executive Directors and in doing so take into consideration market trends on Non-Executive Directors' remuneration, the views and sentiments of shareholders and the financial position of the Company.

ANNEXURE 2

Remuneration implementation report – January to December 2022

This section of the Remuneration Report in the <IR> 2022 explains the implementation of the remuneration policy by providing details of the remuneration paid to executives and Non-Executive Directors for the financial year ended 31 December 2022

Executive pay

On behalf of AngloGold Ashanti, Mercer conducts a biennial bespoke survey of executive remuneration. The comparator group is reviewed annually by the committee to ensure it remains appropriate. The table below summarises the final comparator group.

2022 Comparator benchmark group

Agnico Eagle Mines Limited	Canada
Anglo American Platinum Limited	South Africa
Antofagasta Plc	Chile
Barrick Gold Corporation	Canada
B2Gold Corporation	Canada
Gold Fields Limited	South Africa
Kinross Gold Corporation	Canada
Newcrest Mining Limited	Australia
Newmont Corporation	United States
Sibanye-Stillwater Limited	South Africa
South32 Limited	Australia
Yamana Gold Incorporated	Canada

Annual salary review

As a result of the restructuring that took place over the end of 2021 and beginning of 2022, the committee felt that it was inappropriate to provide annual salary adjustments for the executive and senior management teams. There was one exception to this approach, Lizelle Marwick who received a 2022 adjustment to align her closer to the market and her internal peers.

Details of the executive pay are available on the reporting table on *pages 22* and *23*.

Executive movements

Ms Christine Ramon elected to take early retirement from her role as CFO and Executive Director of the Company with effect from 30 June 2022; her last day of employment was 31 December 2022. Mr Ian Kramer acted as Interim CFO from 1 July to 31 December 2022. Mr Kramer ceased acting with the appointment of the new CFO Ms Gillian Doran on 1 January 2023.

No payments were made to Ms Gillian Doran for the reporting period.

An allowance aligned to the Company's acting allowance policy formed part of Mr Kramer's remuneration to recognise the additional responsibilities associated with the role for the period.

Both Ms Christine Ramon's and Mr Ian Kramer's remuneration details for 2022 are reflected on *pages 22* and *23*.

Ms Italia Boninelli assumed her role as Interim Group Human Resources Executive Consultant and a Prescribed Officer for the period 1 April 2021 to 31 March 2022. Ms Lisa Ali joined as Chief People Officer effective 1 April 2022. Their remuneration is reflected on *pages 22* and *23*.

Mr Vaughan Chamberlain assumed the role of Acting Chief Development Officer from 1 October 2021 until 31 March 2022. An allowance aligned with the Company's acting allowance policy formed part of Mr Chamberlain's remuneration to recognise the additional responsibilities associated with the Prescribed Officer role for the period. Mr Terry Briggs, Chief Development Officer, joined AngloGold Ashanti effective 1 April 2022. Their remuneration is reflected on *pages 22* and *23*.

The single total figure reporting on *pages 22* and *23* provides the remuneration details of Executive Directors and Prescribed Officers who held office in the current year in line with the shareholder-approved standard conditions of employment.

The single figure remuneration comprises an overview of all the pay elements available to the executive management team for the year ended 31 December 2022.

Executive Directors' and Prescribed Officers' remuneration

The tables below illustrate the single total figure of remuneration and the total cash equivalent received reconciliation of Executive Directors and Prescribed Officers as prescribed by King IV.
It comprises an overview of all the pay elements available to the executive management team for the year ended 31 December 2022.

The following are definitions of terminology used in the adoption of the reporting requirements under King IV:

Reflected

In respect of the DSP awards, remuneration is reflected when performance conditions have been met during the reporting period.

Settled

This refers to remuneration that has been included in prior reporting periods and has now become payable but may not yet have been paid to the executive in the current period.

ANNEXURE 2 (CONTINUED)

Single total figure remuneration

		Base Salary				
		ZAR denominated portion	USD/AUD denominated portion [(1)]	Pension Scheme benefits	Once off relocation costs	Cash in lieu of dividends
		ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000
Executive Directors						
A Calderon [(4)]	**2022**	**–**	**26,185**	**6,481**	**–**	**–**
	2021	–	7,821	2,066	–	–
KC Ramon [(5)]	**2022**	**3,052**	**2,336**	**430**	**–**	**435**
	2021	6,104	4,324	864	–	67
Total Executive Directors	**2022**	**3,052**	**28,521**	**6,911**	**–**	**435**
	2021	6,104	12,145	2,930	–	67
Prescribed Officers						
L Ali [(6)]	**2022**	**–**	**7,620**	**–**	**–**	**–**
	2021	–	–	–	–	–
SD Bailey	**2022**	**5,037**	**2,977**	**–**	**–**	**225**
	2021	4,648	3,062	–	–	30
I Boninelli [(7)]	**2022**	**1,507**	**–**	**–**	**–**	**–**
	2021	4,725	–	–	–	–
TJ Briggs [(8)]	**2022**	**–**	**5,073**	**374**	**–**	**–**
	2021	–	–	–	–	–
VA Chamberlain [(9)]	**2022**	**1,058**	**225**	**137**	**–**	**124**
	2021	1,047	252	137	–	–
L Eybers	**2022**	**–**	**10,986**	**312**	**–**	**401**
	2021	–	10,760	291	–	52
MC Godoy [(10)]	**2022**	**–**	**9,821**	**1,645**	**–**	**–**
	2021	–	1,882	141	–	–
I Kramer [(11)]	**2022**	**2,167**	**–**	**271**	**–**	**–**
	2021	2,408	–	301	–	15
L Marwick	**2022**	**5,310**	**2,148**	**713**	**–**	**84**
	2021	4,706	1,828	629	–	13
Exited Prescribed Officers [(12)]	**2022**	**–**	**–**	**–**	**–**	**–**
	2021	6,999	15,052	1,289	–	137
Total Prescribed Officers	**2022**	**15,079**	**38,850**	**3,452**	**–**	**834**
	2021	24,533	32,836	2,788	–	247

(1) Salary denominated in USD/AUD for global roles and responsibilities converted to ZAR.

(2) Other benefits include health care, Group personal accident cover, Group life cover, funeral cover, pension allowance and surplus leave encashed. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.

(3) The fair value of the DSP comprises of a cash bonus and share awards for the year ended 31 December 2022. The cash bonus is payable in February 2023 and the share awards are allocated in February 2023. Shares vest over either a three- or five-year period in equal tranches.

(4) A Calderon was appointed as CEO and executive director with effect from 1 September 2021. All 2021 payments including salary, DSP awards, pension, and other benefits were pro-rated and aligned to the appointment period (1 September 2021 – 31 December 2021).

(5) KC Ramon retired as Chief Financial Officer and executive director with effect from 30 June 2022 and her last day of employment was 31 December 2022. All payments including salary, pension and other benefits were pro-rated and aligned to 30 June 2022. Included in other payments is payment in lieu of unworked notice period from 1 July 2022 to 31 December 2022, as well as a waiver and restraint of trade payments.

(6) L Ali was appointed as Chief People Officer and prescribed officer with effect from 1 April 2022. All payments including salary, DSP awards and other benefits were pro-rated and aligned to the appointment period. The sign-on awards of ZAR19.111m was awarded on appointment date, 1 April 2022, in lieu of forfeited remuneration and shares from previous employer, of which ZAR5.525m will be settled in cash over a period of two years and ZAR13.586m will be settled in shares vesting over a two year period in accordance with the JSE Listing Requirements.

(7) I Boninelli stepped down as Executive Group Human Resources Consultant and prescribed officer effective 31 March 2022. All payments including salary, DSP awards (cash bonus only) and other benefits were pro-rated and aligned to the appointment period.

	Awards earned during the period reflected but not yet settled				
Other benefits [2]	DSP awards [3]	Sign-on awards granted	Other payments	Single total figure of remuneration	
ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	USD '000 [13]
162	**83,180**	**–**	**–**	**116,008**	**7,089**
156	20,481	10,289	–	40,813	2,761
3,524	**4,551**	**–**	**13,082**	**27,410**	**1,675**
525	7,652	–	22,974	42,510	2,875
3,686	**87,731**	**–**	**13,082**	**143,418**	**8,764**
681	28,133	10,289	22,974	83,323	5,636
787	**20,092**	**19,111**	**–**	**47,610**	**2,909**
–	–	–	–	–	–
1,177	**20,882**	**–**	**–**	**30,298**	**1,851**
1,246	15,752	–	–	24,738	1,673
3	**–**	**–**	**–**	**1,510**	**92**
131	4,091	–	–	8,947	605
677	**13,060**	**14,437**	**–**	**33,621**	**2,054**
–	–	–	–	–	–
18	**2,664**	**–**	**321**	**4,547**	**278**
29	7,228	–	264	8,957	606
814	**28,281**	**–**	**–**	**40,794**	**2,493**
1,578	21,189	–	–	33,870	2,291
1,224	**25,282**	**-**	**–**	**37,972**	**2,320**
358	4,782	35,072	–	42,235	2,857
40	**6,899**	**–**	**542**	**9,919**	**606**
48	5,459	–	602	8,833	598
520	**19,220**	**–**	**–**	**27,995**	**1,711**
271	13,735	–	–	21,182	1,433
–	**–**	**–**	**–**	**–**	**–**
5,290	11,717	–	22,005	62,489	4,226
5,260	**136,380**	**33,548**	**863**	**234,266**	**14,314**
8,951	83,953	35,072	22,871	211,251	14,289

(8) TJ Briggs was appointed as Chief Development Officer and prescribed officer with effect from 1 April 2022. All payments including salary, DSP awards, pension and other benefits were pro-rated and aligned to the appointment period. The sign-on awards of ZAR14.437m was awarded on appointment date, 1 April 2022, in lieu of shares forfeited from previous employer and will be settled in shares vesting over a three year period in accordance with the JSE Listing Requirements

(9) VA Chamberlain stepped down as Interim Chief Development Officer and prescribed officer effective 31 March 2022. All payments including salary, pension and other benefits were pro-rated and aligned to the appointment period. The DSP awards (cash bonus only) were pro-rated and paid for the period until his retirement effective 31 October 2022 and were calculated based on his Senior Vice President salary and target bonus opportunity. Other payments reflect the acting allowance for the acting period from 1 January to 31 March 2022.

(10) MC Godoy was appointed as Chief Technology Officer and prescribed officer effective 15 October 2021. All 2021 payments including salary, DSP awards, pension, and other benefits were pro-rated and aligned to the appointment period (15 October 2021 - 31 December 2021).

(11) I Kramer was appointed as Interim CFO and prescribed officer from 1 July 2022 to 31 December 2022. All payments including salary, DSP awards, pension and other benefits were pro-rated and aligned to the acting period. Included in the DSP awards is the DSP cash bonus and share award for the full year of 2022 (DSP awards were not pro-rated but were calculated based on his Senior Vice President salary and target bonus opportunity). Other payments reflect the acting allowance for the acting period from 1 July to 31 December 2022.

(12) Exited prescribed officers include Mr. PD Chenard, who retired 31 January 2021, Mr. GJ Ehm, who retired 31 December 2021, Mr. S Ntuli, who separated from the Company due to the reconfigured Operating Model effective 31 December 2021, and Ms. TR Sibisi, who resigned effective 30 September 2021.

(13) Convenience conversion to USD at the year-to-date average exchange rate of $1: R16.3655 (2021: $1: R14.7842).

ANNEXURE 2 (CONTINUED)

Total cash equivalent received reconciliation

			Awards earned during the period reflected but not yet settled		DSP 2021 cash portion settled	DSP share awards settled		
		Single total figure of remuneration	DSP awards (1)	Sign-on awards granted		Grant fair value (2)	Market movement since grant date (2)	Vesting fair value (2)
		ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000
Executive Directors								
A Calderon	**2022**	**116,008**	**(83,180)**	**–**	**7,557**	**–**	**–**	**–**
	2021	40,813	(20,481)	(10,289)	–	–	–	–
KC Ramon	**2022**	**27,410**	**(4,551)**	**–**	**9,951**	**12,666**	**3,174**	**15,840**
	2021	42,510	(28,907)	–	11,479	7,751	1,596	9,347
Total Executive Directors	**2022**	**143,418**	**(87,731)**	**–**	**17,508**	**12,666**	**3,174**	**15,840**
	2021	83,323	(49,388)	(10,289)	11,479	7,751	1,596	9,347
Prescribed Officers								
L Ali	**2022**	**47,610**	**(20,092)**	**(19,111)**	**–**	**–**	**–**	**–**
	2021	–	–	–	–	–	–	–
SD Bailey	**2022**	**30,298**	**(20,882)**	**–**	**4,965**	**7,101**	**1,376**	**8,477**
	2021	24,738	(15,752)	–	6,793	3,892	504	4,396
I Boninelli	**2022**	**1,510**	**–**	**–**	**4,091**	**–**	**–**	**–**
	2021	8,947	(4,091)	–	–	–	–	–
TJ Briggs	**2022**	**33,621**	**(13,060)**	**(14,437)**	**–**	**–**	**–**	**–**
	2021	–	–	–	–	–	–	–
VA Chamberlain	**2022**	**4,547**	**–**	**–**	**2,944**	**7,908**	**(147)**	**7,761**
	2021	8,957	(7,228)	–	–	2,099	425	2,524
L Eybers	**2022**	**40,794**	**(28,281)**	**–**	**6,516**	**11,177**	**2,776**	**13,953**
	2021	33,870	(21,189)	–	9,402	6,683	1,375	8,058
MC Godoy	**2022**	**37,972**	**(25,282)**	**–**	**1,594**	**–**	**–**	**–**
	2021	42,235	(4,782)	(35,072)	–	–	–	–
I Kramer	**2022**	**9,919**	**(6,899)**	**–**	**2,184**	**2,196**	**205**	**2,401**
	2021	8,833	(5,459)	–	2,434	1,772	340	2,112
L Marwick	**2022**	**27,995**	**(19,220)**	**–**	**4,273**	**3,151**	**364**	**3,515**
	2021	21,182	(13,735)	–	4,760	1,543	262	1,805
Exited prescribed officers	**2022**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	2021	62,489	(11,717)	–	30,884	21,213	4,086	25,299
Total Prescribed Officers	**2022**	**234,266**	**(133,716)**	**(33,548)**	**26,567**	**31,533**	**4,574**	**36,107**
	2021	211,251	(83,953)	(35,072)	54,273	37,202	6,992	44,194

(1) *The fair value of the DSP comprises of a cash bonus and share awards for the year ended 31 December 2022. The cash bonus is payable in February 2023 and the share awards are allocated in February 2023. Shares vest over either a three- or five-year period in equal tranches.*

(2) *Reflects the sum of all the grant fair value, the sum of all the share price movements since grant to vesting date and the sum of all the vesting fair value for the vested DSP 2019, DSP 2020, DSP 2021 and vested sign-on share awards and difference in the currency movements for the vested sign-on cash settled award.*

(3) *Convenience conversion to USD at the year-to-date average exchange rate of $1: R16.3655 (2021: $1: R14.7842).*

	Sign-on cash settled			Sign-on shares settled			Total cash equivalent received reconciliation	
	Grant fair value [2]	Currency movement since grant date [2]	Settlement fair value [2]	Grant fair value [2]	Market movement since grant date [2]	Vesting fair value [2]		
	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	ZAR '000	US$ '000 [3]
	–	**–**	**–**	**–**	**–**	**–**	**40,385**	**2,468**
	10,289	–	10,289	–	–	–	20,332	1,375
	–	**–**	**–**	**–**	**–**	**–**	**48,650**	**2,973**
	–	–	–	–	–	–	34,429	2,329
	–	**–**	**–**	**–**	**–**	**–**	**89,035**	**5,441**
	10,289	–	10,289	–	–	–	54,761	3,704
	–	**–**	**–**	**6,246**	**(1,377)**	**4,869**	**13,276**	**811**
	–	–	–	–	-	–	–	–
	–	**–**	**–**	**–**	**–**	**–**	**22,858**	**1,397**
	–	–	–	–	–	–	20,175	1,365
	–	**–**	**–**	**–**	**–**	**–**	**5,601**	**342**
	–	–	–	–	–	–	4,856	328
	–	**–**	**–**	**–**	**–**	**–**	**6,124**	**374**
	–	–	–	–	–	–	–	–
	–	**–**	**–**	**–**	**–**	**–**	**15,252**	**932**
	–	–	–	–	–	–	4,253	288
	–	**–**	**–**	**–**	**–**	**–**	**32,982**	**2,015**
	–	–	–	–	–	–	30,141	2,039
	–	**–**	**–**	**13,720**	**4,400**	**18,120**	**32,404**	**1,980**
	4,583	–	4,583	–	–	–	6,964	471
	–	**–**	**–**	**–**	**–**	**–**	**7,605**	**465**
	–	–	–	–	–	–	7,920	536
	–	**–**	**–**	**–**	**–**	**–**	**16,563**	**1,012**
	–	–	–	–	–	–	14,012	948
	–	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	–	–	–	6,513	3,644	10,157	117,112	7 922
	–	**–**	**–**	**19,966**	**3,023**	**22,989**	**152,665**	**9,328**
	4,583	–	4,583	6,513	3,644	10,157	205,433	13,896

ANNEXURE 2 (CONTINUED)

Minimum shareholding requirements

For the purposes of the MSR calculation, only fully owned and vested awards will count towards the determination of the MSR

Executive	Six-year target achievement date	MSR holding as at 31 December 2022 as a percentage of net base pay	Three-year MSR target achievement percentage	Six-year MSR target achievement percentage
Executive Directors				
A Calderon	September 2027	38%	150%	300%
Prescribed Officers				
L Ali (1)	April 2028	56%	100%	200%
SD Bailey	January 2025	298%	100%	200%
TJ Briggs (1)	April 2028	0%	100%	200%
L Eybers	March 2023	491%	100%	200%
MC Godoy	October 2027	206%	100%	200%
I Kramer (2)	July 2028	4%	100%	200%
L Marwick	July 2026	144%	100%	200%

(1) Appointed Prescribed Officer with effect from 1 April 2022 and the three-year MSR achievement is due in April 2025.

(2) Appointed Prescribed Officer with effect from 1 July 2022 to 31 December 2022. The MSR holding is not required subsequent to the appointment period.

2022 DSP performance outcomes

The committee approved the 2022 DSP metrics Company performance achievement of 94.86%. This was an important year for the company and the results demonstrate re-alignment of the strategic priorities and focused delivery. Key highlights included:

- Incorporating a diverse new executive team and making significant changes at the Senior Vice President and critical skills level in the areas of Supply, Projects, Digital Technology and Operations;
- Achieving an unprecedented safety performance which positions the company well below the industry average in key metrics and demonstrates significant progress in resetting the safety culture;
- Surpassing the production budget for the first time since 2017 and delivering Obuasi targets;
- Reducing real cash costs which were less than 1% above the top end of guidance, rising by 6% year on year, which was roughly half the inflation rate experienced for the company's basket of goods and services; and
- Consolidating Nevada as a multi-decade, cost competitive new growth project.

The table below summarises AngloGold Ashanti's remuneration metrics, their weightings, and performance against these metrics applicable to the DSP during 2022:

DSP performance measure		**Weighting**	**Threshold measures**	**Target measures**	**Stretch measures**	**2022 achievement %**
Financial measures	Relative total shareholder return (measured in US$)	12.50%	Median TSR of comparators	Halfway between median and upper quartile	Upper quartile TSR of comparators	0.00%
	Absolute total shareholder return (measured in US$)	7.50%	USD COE (6%)	USD COE + 2% (8%)	USD COE + 6% (12%)	11.25%
	Normalised cash return on equity (nCROE)	15.00%	USD COE (6%)	USD COE + 9% (15%)	USD COE + 18% (24%)	22.50%
	Production	15.00%	2,550 oz (000)	2,734 oz (000)	2,837 oz (000)	15.60%
	Total cash cost	10.00%	$1,015/oz	$963/oz	$915/oz	0.00%
	All-in sustaining costs	5.00%	$1,425/oz	$1,355/oz	$1,285/oz	4.00%
Future optionality	Mineral Reserve additions (pre-depletion, asset sales, mergers and acquisitions)	5.50%	Plus 1.6Moz	Plus 3.2Moz	Plus 4.8Moz	5.98%
	Mineral Resource (pre-depletion, asset sales, mergers and acquisitions)	5.50%	Plus 4.2Moz	Plus 8.3Moz	Plus 12.5Moz	4.10%
Safety	All injury frequency rate (AIFR) – one year Major hazard control compliance	8.00%	≥2.5% performance improvement (2.07) 95% critical control compliance	≥5% performance improvement (2.01) 99% critical control compliance	≥7.5% performance improvement (1.96) 99.5% critical control compliance	11.24%
Health, Environment and Community	**Health** (2.5%): Reduction in workforce exposed to high respirable crystalline silica dust		4% reduction	7% reduction	13% reduction	
	Environment (7.5%): Greenhouse gas emissions management	12.00%	110% of budgeted carbon emission intensity (37.91)	100% of budgeted carbon emission intensity (34.46)	95% of budgeted carbon emission intensity (32.74)	17.33%
	Community (2%): Business disruptions as a result of community unrest		2	1	0	
People	Gender diversity Key staff retention	4.00%	21% female representation 85% pa	23% female representation 90% pa	25% female representation 95% pa	2.86%
	Total	**100%**				**94.86%**

ANNEXURE 2 (CONTINUED)

Comparator group ranking and achievements for the TSR metrics for FY2022

Relative TSR measures the Company's share price performance compared to the peer group on a relative basis. It is measured on a three-year trailing average. A total of seven peers (Agnico Eagle Ltd, Barrick Gold Corp, Gold ETF, Gold Fields Ltd, Kinross Gold Corp, Newcrest Mining Ltd and Newmont Mining Corp) are measured and numerically ranked, the positioning of AngloGold Ashanti in the ranking determines the bonus achievement.

Based on the criteria below for 2022, AngloGold Ashanti was ranked seventh and was therefore positioned below the median at a growth percentage of 13.00%; therefore, the achievement was calculated at below threshold (0%).

Criteria table for relative TSR

Threshold achievement (50%)	33.93%	Median
Target achievement (100%)	49.05%	Halfway between median and upper quartile
Stretch achievement (150%)	64.17%	Upper quartile

Absolute TSR measures the Company's share price performance on a three-year trailing average and compares it to a percentage increase relating to US cost of equity (US COE). The stretch target is achieved if US COE plus 6% is exceeded based on this calculation. Currently the US COE is 6%, resulting in the stretch target to be 12%.

Criteria table for absolute TSR

Threshold achievement (50%)	US cost of equity (COE)	6.00%
Target achievement (100%)	COE + 2%	8.00%
Stretch achievement (150%)	COE + 6%	12.00%

AngloGold Ashanti's growth percentage of 13.00% places them above the US COE plus 6% (12%); therefore, the achievement is on stretch (11.25%). Refer to the TSR ranking table above.

Malus and clawback

No malus or clawback provisions were applied for the Executive Committee members in 2022.

Non-Executive Directors' fees and allowances

For 2022 the Non-Executive Directors elected not to receive a fee increase to align with the executives and senior management teams who did not receive a salary increase due to the company reorganisation.

The table below details the fees and allowances paid to Non-Executive Directors during the year as approved by shareholders.

	Director fees (1)	Committee fees	Travel allowance	Total	Total 2021 (USD)	Total 2020 (USD)
	2022 (USD)					
MDC Ramos (Chairperson)	308,800	56,000	8,750	373,550	451,350	202,375
R Gasant (Lead Independent Director)	166,700	104,500	10,000	281,200	296,400	222,500
KOF Busia	125,900	86,500	26,250	238,650	240,300	103,250
AM Ferguson	125,900	89,000	33,750	248,650	254,800	197,000
AH Garner	125,900	50,500	13,750	190,150	201,550	173,500
SP Lawson (2)	125,900	50,500	18,750	195,150	0	0
NVB Magubane (3)	95,300	30,000	8,750	134,050	177,800	170,500
MC Richter	125,900	85,500	18,750	230,150	249,800	208,750
JE Tilk	125,900	110,000	23,750	259,650	278,550	205,875
Total	**1,326,200**	**662,500**	**162,500**	**2,151,200**	**2,150,550**	**1,483,750**

(1) Includes the annual base fee paid to NEDs as well as fees paid for special board meetings.

(2) SP Lawson appointed as an independent Non-Executive Director with effect from 1 December 2021.

(3) NVB Magubane passed away on 30 October 2022. Includes fees paid up to last working day.

Non-Executive Directors’ minimum shareholding requirements

Policy requirements

Non-Executive Directors (NEDs) are required to hold a minimum shareholding in AngloGold Ashanti equivalent to 150% of their annual base fee, valued on the basis of the greater of:

1) Original purchase price;

2) Share price on the date on which the policy was adopted being **21 February 2022**; and

3) Prevailing market price on 31 December each year.

- Achieve 75% of annual base fee within two years of the approval of the policy for existing NEDs (i.e. 21 February 2024), and from the effective date of appointment for new NEDs.
- Achieve 150% of annual base fee within four years of the approval of the policy for existing NEDs (i.e. 21 February 2026), and from the effective date of appointment for new NEDs.
- If a decline in the share price causes a NED to fall below MSR on the basis of the prevailing market price, the NED is not required to purchase further shares although must refrain from disposing of any shares.
- Where increases to a NED’s base fee occurs, NEDs are provided four years from the date of the increase to purchase further shares to close any shortfall.

For the purposes of the MSR calculation, only fully owned and vested awards will count towards the determination of the MSR.

	Four-year target achievement date	MSR holding as at 31 December 2022 as a percentage of annual base fee	Two-year MSR target achievement percentage	Four-year MSR target achievement percentage
Non-Executive Directors				
MDC Ramos (Chairperson)	February 2026	0%	75%	150%
R Gasant (Lead Independent Director)	February 2026	0%	75%	150%
KOF Busia	February 2026	36%	75%	150%
AM Ferguson	February 2026	90%	75%	150%
AH Garner	February 2026	404%	75%	150%
SP Lawson	February 2026	51%	75%	150%
MC Richter	February 2026	203%	75%	150%
JE Tilk	February 2026	50%	75%	150%

SUMMARISED FINANCIAL INFORMATION

The summarised consolidated results for the year ended 31 December 2022 were approved on 15 March 2023 by the AngloGold Ashanti board of Directors and were signed on its behalf by the Chairperson, Maria Ramos, the Chairperson of the Audit and Risk Committee, Alan Ferguson, Chief Executive Officer, Alberto Calderon and Chief Financial Officer, Gillian Doran.

The summarised consolidated financial statements have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Ian Kramer (CA (SA)), the SVP: Group Finance. This process was supervised by Gillian Doran (Fellow Member of Association of Chartered Certified Accountants (FCCA)), the Chief Financial Officer and Alberto Calderon (PhD, MPhil, MA, BA (Economics), Juris Doctor (Law)), the Chief Executive Officer.

This document is a summary of the information contained in the consolidated annual financial statements of AngloGold Ashanti for the year ended 31 December 2022, but is not itself audited. Should you wish to obtain hard copies of the consolidated annual financial statements for the year ended 31 December 2022, please contact companysecretary@anglogoldashanti.com or visit our website at www.anglogoldashanti.com.

In accordance with Section 30(2) and 30(3) of the Companies Act, the consolidated annual financial statements for the year ended 31 December 2022, have been audited by Ernst & Young Inc., the Company's independent external auditors, whose unqualified audit report can be found under Independent Auditor's Report in the Annual Financial Statements 2022.

Statement of compliance

The summarised consolidated financial results for the year ended 31 December 2022 have been prepared in compliance with the framework concepts and the measurement and recognition requirements of the International Financial Reporting Standard (IFRS), IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), the South African Institute of Chartered Accountants (SAICA) Financial Reporting Guides as issued by the Accounting Practices Committee, the Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, the JSE Listings Requirements and in the manner required by the South African Companies Act, No. 71 of 2008 (as amended). These summarised consolidated financial results do not include all the information required for complete annual financial statements prepared in accordance with IFRS.

Accounting standards, interpretations and amendments to published accounting standards

The following amendments to IFRS were effective for the first time from 1 January 2022:

- Amendments to IAS 16 'Property, plant and equipment' relating to proceeds before intended use

  The Group adopted the amendment to IAS 16 "Property, Plant and Equipment – Proceeds before Intended Use" on 1 January 2022. The amendment prohibits deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss. The cost allocation requires significant judgement in terms of this amendment. In accordance with the transitional provisions of IAS 16 an entity applies the amendments retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment.

  The adoption of the amendment on 1 January 2022 resulted in a retrospective increase in property, plant and equipment and gross profit of $38m for 31 December 2020 (2019: decrease of $5m). There was no impact on the 2021 results as no revenue was capitalised in 2021. The effects of the 2019 and 2020 restatement has been included in the accumulated losses opening balance of the 2020 and 2021 financial reporting period respectively. The impact arises from the reclassification of revenue, cost of sales, and tangible assets and the resulting amortisation recalculation, resulting exclusively from the redevelopment of the Obuasi mine. No other operation was impacted by the adoption of the amendment.

	2021			2020		
US dollar million	As previously reported	Adjustments	Restated	As previously reported	Adjustments	Restated
Statement of financial position						
Tangible assets	3,460	33	3,493	2,884	33	2,917
(Accumulated losses) and other reserves	(3,214)	33	(3,181)	(3,519)	33	(3,486)
Income statement						
Revenue from product sales	4,029	–	4,029	4,427	168	4,595
Cost of sales	(2,857)	–	(2,857)	(2,699)	(130)	(2,829)
Gross profit	1,172	–	1,172	1,709	38	1,747
Operating profit	810	–	810	1,459	38	1,497
Profit before taxation	958	–	958	1,589	38	1,627
Profit after taxation from continuing operations	646	–	646	964	38	1,002
Profit for the year	646	–	646	971	38	1,009
Basic earnings per ordinary share (US cents) (1)	148	–	148	227	9	236
Diluted earnings per ordinary share (US cents) (1)	148	–	148	227	9	236
Statement of changes in equity						
Opening Retained earnings (Accumulated losses)	(2,341)	33	(2,308)	(3,268)	(5)	(3,273)
Retained earnings (Accumulated losses)	(1,937)	33	(1,904)	(2,341)	33	(2,308)
Statement of cash flows						
Receipts from customers	4,054	–	4,054	4,411	169	4,580
Payments to suppliers and employees	(2,701)	–	(2,701)	(2,583)	(131)	(2,714)
Cash generated from operations	1,353	–	1,353	1,828	38	1,866
Net cash inflow from operating activities from continuing operations	1,268	–	1,268	1,545	38	1,583
Net cash inflow from operating activities	1,268	–	1,268	1,654	38	1,692
Capital expenditure – project capital	(392)	–	(392)	(331)	(38)	(369)
Net cash inflow from investing activities from continuing operations	(940)	–	(940)	(448)	(38)	(486)
Net cash inflow from investing activities	(940)	–	(940)	(476)	(38)	(514)
Other Disclosures						
Basic headline earnings per share	146	–	146	238	10	248
Diluted headline earnings per share	146	–	146	238	9	247

(1) *There was no impact on basic and diluted earnings per ordinary share from discontinued operations.*

- Amendments to IAS 37 'Provisions, Contingent Liabilities and Contingent Assets' relating to onerous contracts;
- Amendments to IFRS 3 'Business Combinations' with regards to updating a reference to the conceptual framework; and
- Annual improvements to IFRS Standards 2018 – 2020 for IFRS 16 'Leases' relating to lease incentives and IFRS 9 'Financial Instruments' relating to fees in the '10 per cent' test for derecognition of financial liabilities.

Other than the amendment to IAS 16, these amendments had no material impact on the Group.

The following amendments to IFRS were early adopted by the Group effective from 1 January 2022:

- Amendments to IAS 1 'Presentation of Financial Statements' with regards to the disclosure of accounting policies;
- Amendments to IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors' relating to the definition of accounting estimates;
- Amendments to IAS 1 'Classification of Liabilities as Current or Non-Current'; and
- Amendments to IAS 1 'Non-Current Liabilities with Covenants'.

SUMMARISED FINANCIAL INFORMATION (CONTINUED)

The adoption of these amendments had no material impact on the Group.

Accounting standards, amendments and interpretations issued which are relevant to the Group, but not yet effective

The new accounting standards and amendments to accounting standards issued which are relevant to the Group, but not yet effective on 31 December 2022, include:

- IFRS 17 'Insurance Contracts' and Amendments to IFRS 17 'Insurance Contracts'

  IFRS 17 replaces IFRS 4 'Insurance Contracts' and sets out principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires insurance liabilities to be measured at a current fulfillment value and provides a more uniform approach for all insurance contracts. The standard and the amendments to the standard is effective for the Group's reporting period starting on 1 January 2023 and will be applied retrospectively. The effect of the implementation of the new standard is not expected to have a material impact on the Group's results.

- Amendments to IAS 12 'Deferred Tax related to Assets and Liabilities arising from a Single Transaction'

  This amendment narrowed the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. This should mainly impact right of use assets and lease liabilities and decommissioning, restoration and similar liabilities, and the corresponding amounts recognised as part of the cost of the related asset. The amendments are effective for the Group from 1 January 2023, will be applied retrospectively and are not expected to materially impact the Group.

Basis of preparation

The financial statements are prepared according to the historical cost convention, except for the revaluation of certain financial instruments to fair value. The Group's accounting policies as set out below are consistent in all material respects with those applied in the previous year.

The Group financial statements are presented in US dollars.

All notes are from continuing operations unless otherwise stated.

The Group financial statements incorporate the financial statements of the Company, its subsidiaries and its interests in joint ventures and associates. The financial statements of all material subsidiaries, joint ventures and associates, are prepared for the same reporting period as the Company, using the same accounting policies.

Subsidiaries are all entities over which the Group has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Control would generally exist where the Group owns more than 50% of the voting rights, unless the Group and other investors collectively control the entity where they must act together to direct the relevant activities. In such cases, as no investor individually controls the entity the investment is accounted for as an associate, joint venture or a joint operation. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on which control ceases. The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.

Intra-group transactions, balances and unrealised gains and losses on transactions between group companies, including any resulting tax effects are eliminated.

Subsidiaries are accounted for at cost and are adjusted for impairments, where appropriate, in the Company financial statements.

Independent audit by the auditors

These summarised consolidated financial results for the year ended 31 December 2022 have been extracted from the complete set of annual financial statements on which the auditor, Ernst & Young Inc., has expressed an unqualified audit opinion. The auditor's opinion and annual financial statements are available for inspection at the registered office of the Company.

Related party transactions

The Group, in the ordinary course of business, entered into various sale and purchase transactions with related parties. Related parties include Directors and Prescribed Officers as members of key management personnel.

Compensation to Directors and other key management personnel includes the following:

US dollar millions	2022	2021	2020
Related parties			
Short term employee benefits	7	9	8
Post-employment benefits	1	–	1
Share-based payments	16	10	22
	24	19	31

Use of estimates

The preparation of the financial statements requires the Group's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions relate to Mineral Reserve that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation and closure obligations; asset impairments/reversals (including impairments of goodwill); production start date; recoverability of indirect taxes; recoverability of deferred tax assets; and write-downs of inventory to net realisable value. Other estimates include employee benefit liabilities, unrecognised tax positions and deferred compensation assets.

The complex or subjective judgements that have the most significant effect on amounts recognised and sources of estimation uncertainty where there is a significant risk of material adjustment to the carrying amounts of assets or liabilities with the next reporting period are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The judgements applied by management in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Carrying value of tangible assets

Amortisation

The majority of mining assets are amortised using the units-of-production method where the mine operating plan calls for production from a well-defined Proved and Probable Mineral Reserve.

For other tangible assets, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on Proved and Probable Mineral Reserve as the useful lives of these assets are considered to be limited to the life of the relevant mine. Assets are amortised to residual values. Residual values and useful lives are reviewed, and adjusted if appropriate, at the beginning of each financial year.

The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on Proved and Probable Mineral Reserve. This would generally arise from the following factors:

- changes in Proved and Probable Mineral Reserve;
- the grade of Mineral Reserve may vary significantly from time to time;
- differences between actual commodity prices and commodity price assumptions;
- unforeseen operational issues at mine sites; and
- changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates.

Changes in Proved and Probable Mineral Reserve could similarly impact the useful lives of assets amortised on the straight-line method, where those lives are limited to the life of the mine.

Stripping costs

The Group has a number of surface mining operations that are in the production phase for which production stripping costs are incurred. The benefits that accrue to the Group as a result of incurring production stripping costs include (a) ore that can be used to produce inventory and (b) improved access to further quantities of material that will be mined in future periods.

The production stripping costs relating to improved access to further quantities of material in future periods are capitalised as a stripping activity asset, if and only if, all of the following are met:

It is probable that the future economic benefit (improved access to the orebody) associated with the stripping activity will flow to the Group;

- The Group can identify the component of the orebody for which access has been improved; and
- The costs relating to the stripping activity associated with that component or components can be measured reliably.

Components of the various orebodies at the operations of the Group are determined based on the geological areas identified for each of the orebodies and are reflected in the Mineral Reserve reporting of the Group. In determining whether any production stripping costs should be capitalised as a stripping activity asset, the Group uses three operational guidance measures; two of which relate to production measures, while the third relates to an average stripping ratio measure.

SUMMARISED FINANCIAL INFORMATION (CONTINUED)

Once determined that any portion of the production stripping costs should be capitalised, the Group determines the amount of the production stripping costs that should be capitalised with reference to the average mine costs per tonne of the component and the actual waste tonnes that should be deferred. Stripping activity assets are amortised on the units-of-production method based on the Mineral Reserve of the component or components of the orebody to which these assets relate.

This accounting treatment is consistent with that for stripping costs incurred during the development phase of a pit, before production commences, except that stripping costs incurred during the development phase of a pit, before production commences, are amortised on the units-of-production method based on the Mineral Reserve of the pit.

Deferred stripping costs are included in 'Mine development costs', within tangible assets. These costs form part of the total investment in the relevant cash-generating unit, which is reviewed for impairment if events or a change in circumstances indicate that the carrying value may not be recoverable. Amortisation of stripping activity assets is included in cost of sales.

Impairment

The Group reviews and tests the carrying value of tangible assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets, which is generally at the individual mine level. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time and impact the recoverable amounts. The cash flows and value in use are significantly affected by a number of factors including published Mineral Reserve, Mineral Resource, exploration potential and production estimates, together with economic factors such as spot and future metal prices, discount rates, foreign currency exchange rates, estimates of costs to produce Mineral Reserve and future capital expenditure. The estimated future cash flows and discount rates are post-tax. Discounting post-tax cash flows at a post-tax discount rate yields the same result as discounting pre-tax cash flows at a pre-tax discount rate. At the reporting date the Group assesses whether any of the indicators which gave rise to previously recognised impairments have changed such that the impairment loss no longer exists or may have decreased. The impairment loss is then assessed on the original factors for reversal and if indicated, such reversal is recognised.

An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use.

If an impairment loss has decreased, the carrying amount is recorded at the recoverable amount as limited in terms of IAS 36 *Impairment of Assets*.

The carrying value of tangible assets at 31 December 2022 was $4,209m (2021: $3,493m; 2020: $2,917m). The impairment and derecognition of tangible assets recognised in the consolidated financial statements for the year ended 31 December 2022 was $308m (2021: $6m; 2020: nil).

Production start date

The Group assesses the stage of each mine construction project to determine when a project moves into the production stage. The criteria used to assess the start date are determined by the unique nature of each mine construction project and include factors such as the complexity of a plant and its location. The Group considers various relevant criteria to assess when the construction project is substantially complete and ready for its intended use and moves into the production stage. The criteria used in the assessment would include, but are not limited to the following:

- the level of capital expenditure compared to the construction cost estimates;
- completion of a reasonable period of testing of the constructed asset;
- adequacy of stope face;
- ability to produce metals in saleable form (within specifications); and
- ability to sustain ongoing production of metal.

When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements, underground mine development, deferred stripping activities, or ore reserve development.

Phase 2 of the Obuasi mine re-development project, after initially being delayed due to voluntary suspension of all underground activities following a sill pillar incident during May 2021, moved into the production stage on 1 October 2022 when it was determined that the Phase 2 assets were capable of operating in the manner intended by management.

Carrying value of goodwill

Where an investment in a subsidiary, joint venture or an associate is made, any excess of the consideration transferred over the fair value of the attributable Mineral Resource including value beyond Proved and Probable Mineral Reserve, exploration properties and net assets is recognised as goodwill.

Goodwill is not subject to amortisation and is tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.

An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable independent cash flows (cash-generating units).

An individual operating mine is not a typical going-concern business because of the finite life of its Mineral Reserve. The allocation of goodwill to an individual mine will result in an eventual goodwill impairment due to the wasting nature of the mine reporting unit. In accordance with the provisions of IAS 36, the Group performs its annual impairment review of assigned goodwill during the fourth quarter of each year.

The carrying value of goodwill in the consolidated financial statements at 31 December 2022 was $105m (2021: $119m; 2020: $126m). Impairment of goodwill recognised in the consolidated financial statements for the year ended 31 December 2022 was $8m (2021: nil; 2020: nil).

Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

The Group tax reconciliation between tax expense and the product of accounting profit multiplied by the applicable tax rate, prepared in accordance with IAS 12 Income Taxes, applies the official South African domestic corporate tax rate of 28%. This rate will be reduced to 27% with effect for years of assessment ending on or after 31 March 2023.

The Group recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the Group to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Group to realise the net deferred tax assets recorded at the reporting date could be impacted.

Additionally, future changes in tax laws in the jurisdictions in which the Group operates could limit the ability of the Group to obtain tax deductions in future periods.

Carrying values at 31 December 2022:

- deferred tax asset: $72m (2021: $7m; 2020: $7m);
- deferred tax liability: $300m (2021: $313m; 2020: $246m);
- taxation liability: $45m (2021: $39m; 2020: $153m);
- taxation asset: $41m (2021: $49m; 2020: $14m), included in trade, other receivables and other assets.

The unrecognised value of deferred tax assets is $857m (2021: $834m; 2020: $487m).

Provision for environmental rehabilitation obligations

The Group incurs obligations to close, restore and rehabilitate its mine sites affected by mining and exploration activities which are subject to various laws and regulations governing the protection of the environment. The Group recognises management's best estimate for decommissioning and restoration obligations in the period in which they are incurred and the costs can be reasonably estimated. The determination of the provision is based on, among other considerations, judgements and estimates of current damage caused, timing and amount of future costs to be incurred to rehabilitate the mine sites, estimates of future inflation, exchange rates and discount rates. Future changes to environmental laws and regulations, technology, life of mine estimates, inflation rates, foreign currency exchange rates and discount rates could affect the carrying amount of this provision, cannot be predicted with certainty and could have a material impact on our business, financial condition, results of operations and cash flows.

The carrying amount of the rehabilitation obligations for the Group at 31 December 2022 was $578m (2021: $673m; 2020: $659m).

Stockpiles, metals in process and ore on leach pad

Costs that are incurred in or benefit the production process are accumulated in stockpiles and metals in process values. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product, based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.

Surface and underground stockpiles and metals in process are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces based on assay data, and the estimated recovery percentage

SUMMARISED FINANCIAL INFORMATION (CONTINUED)

based on the expected processing method. Stockpile ore tonnages are verified by periodic surveys.

Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of metals actually recovered (metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor recoverability levels.

As a result, the metallurgical balancing process is constantly monitored and engineering estimates are refined based on actual results over time.

Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realisable value are accounted for on a prospective basis.

The carrying value of inventories (excluding finished goods and mine operating supplies) for the Group at 31 December 2022 was $306m (2021: $299m; 2020: $382m).

Recoverable tax, rebates, levies and duties

In a number of countries, particularly in Tanzania and Argentina, AngloGold Ashanti is due refunds of indirect tax which remain outstanding for periods longer than those provided for in the respective statutes. The Group uses probability weighted discounting models together with the expected timing of recovery of these refunds to estimate their fair values and related discounting effects which are updated at each reporting period. Timing of the recoverability and the resultant probabilities is updated based on several factors including ongoing correspondence and meetings with the relevant authorities and available income taxes for off-sets, if applicable. Where the recovery of the indirect tax refunds is tied to off-set arrangements against income taxes, the modeled scenarios incorporate judgements around the applicable mine's business plan and availability of future income tax off-sets. The Group consults tax and legal specialists to determine the current basis of applicable laws and regulations in the associated jurisdictions which are highly complex and subject to interpretation. Future changes to such laws and regulations or the interpretation thereof could have a material impact on the carrying value of these assets, results of operations and cash flows.

In addition, AngloGold Ashanti has unresolved non-income tax disputes in a number of countries, particularly in Tanzania, Brazil and Argentina. If the outstanding input taxes are not received and these disputes are not resolved in a manner favourable to AngloGold Ashanti, it could have a material adverse effect upon the carrying value of these assets and our results of operations. The net carrying value of recoverable tax, rebates, levies and duties (excluding normal taxation assets) for the Group at 31 December 2022 was $311m (2021: $304m; 2020: $281m) and is included in trade, other receivables and other assets.

Post retirement obligations

The determination of the Group's obligation and expense for post-retirement liabilities depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions include, among others, the discount rate, the expected long-term rate of return of plan assets, health care inflation costs, rates of increase in compensation costs and the number of employees who reach retirement age before the mine reaches the end of its life. While AngloGold Ashanti believes that these assumptions are appropriate, significant changes in the assumptions may materially affect post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in these assumptions occur.

The carrying value of the post-retirement obligations at 31 December 2022 was $71m (2021: $77m; 2020: $83m).

Mineral Reserve estimates

The Group reports its Mineral Resource and Mineral Reserve in accordance with Subpart 1300 of Regulation S-K (17 CFR § 229.1300) ("Regulation S-K 1300") as well as the minimum standards described by the South African Code for the reporting of Exploration Results, Mineral Resource and Mineral Reserve, 2016 Edition (SAMREC Code).

A Mineral Reserve estimate is an estimate of tonnage and grade or quality of Indicated and Measured Mineral Resource that can be the basis of an economically viable project. More specifically, it is the economically mineable part of a Measured or Indicated Mineral Resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted. In order to estimate the Mineral Reserve, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of the Mineral Reserve requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

With the change in the economic assumptions used to estimate the Mineral Reserve from period to period, and because additional geological data is generated during the course of operations, estimates of the Mineral Reserve may change from period to period. Changes in the reported Mineral Reserve may affect the Group's financial results and financial position in a number of ways, including the following:

- asset carrying values may be affected due to changes in estimated future cash flows;

- depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units-of-production method, or where the useful economic lives of assets change;
- overburden removal costs, including production stripping activities, recorded on the statement of financial position or charged in the income statement may change due to changes in stripping ratios or the units-of-production method of depreciation;
- decommissioning site restoration and environmental provisions may change where changes in the estimated Mineral Reserve affect expectations about the timing or cost of these activities; and
- the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Provision for silicosis

The Settlement Agreement in the silicosis and tuberculosis class action litigation became operational on 10 December 2019. A settlement trust, known as the Tshiamiso Trust, was established to carry out the terms of the Settlement Agreement. Significant judgement is applied in estimating the costs that will be incurred to settle the silicosis class action claims and related expenditure. The final costs may differ from current cost estimates. The provision is based on actuarial assumptions including:

- silicosis prevalence rates;
- estimated settlement per claimant;
- benefit take-up rates;
- disease progression rates;
- timing of cash flows; and
- discount rate.

Management believes the assumptions are appropriate, however changes in the assumptions may materially affect the provision and final costs of settlement.

The carrying value of the silicosis provision at 31 December 2022 was $35m (2021: $50m; 2020: $61m).

Deferred compensation asset

As a consequence of the sale of the South African operations, a deferred compensation asset was recognised. The deferred compensation asset is included at fair value in level 3 of the fair value hierarchy. Management used a probability weighted discounted cash flow model to measure the deferred compensation asset. The significant inputs and assumptions used in the discounted cash flow calculation, include the production plan over the deferred compensation period and the weighted average cost of capital.

The carrying value of the deferred compensation asset at 31 December 2022 was $12m (2021: $25m; 2020: $28m).

Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. Such contingencies include, but are not limited to environmental obligations, litigation, regulatory proceedings, tax matters and losses resulting from other events and developments. Refer note 8 for tax uncertainties and contingencies and note 14 for legal claims and other contingencies.

When a loss is considered probable and reasonably estimable, a liability is recorded in the amount of the best estimate for the ultimate loss. The likelihood of a loss with respect to a contingency can be difficult to predict and determining a meaningful estimate of the loss or a range of loss may not always be practicable based on the information available at the time and the potential effect of future events and decisions by third parties that will determine the ultimate resolution of the contingency. It is not uncommon for such matters to be resolved over many years, during which time relevant developments and new information is continuously evaluated to determine both the likelihood of any potential loss and whether it is possible to reasonably estimate a range of possible losses. When a loss is probable but a reasonable estimate cannot be made, disclosure is provided.

In determining the threshold for disclosure on a qualitative and quantitative basis, management considers the potential for a disruptive effect on the normal functioning of the Group and/or whether the contingency could impact investment decisions. Such qualitative matters considered are reputational risks, regulatory compliance issues and reasonable investor considerations. For quantitative purposes, an amount of $33m has been considered.

As a global company, the Group is exposed to numerous legal risks. The outcome of currently pending and future proceedings cannot be predicted with certainty. Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the Group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the Group could be materially affected by the unfavourable outcome of litigation.

SUMMARISED FINANCIAL INFORMATION (CONTINUED)

Climate change considerations

The Company's 2021 TCFD-aligned Climate Change Report outlines the Board-approved Climate Change Strategy and seeks to embed the management of physical and transition climate risks and opportunities into the Company's strategic and operational planning processes, a process that is enabled through a refreshed company-wide climate change governance framework. The report also summarises at a high level specific outcomes from the physical climate risk assessment conducted at each of the operating assets, considering the business as usual scenario. The potential effect of decarbonisation scenarios and other transition risks on the company's business strategy and planning assumptions including the cost of energy and other key mining inputs, is an area that will be addressed through the continued implementation of the company's Climate Change Strategy.

Unlike other major resources companies, AngloGold Ashanti does not mine or extract fossil fuels such as coal, natural gas or oil. AngloGold Ashanti does, however, emit greenhouse gases directly through the combustion of fuels and other energy products at its gold mining operations and indirectly through the consumption of electricity purchased from national grids that include fossil-based energy in its production. AngloGold Ashanti has committed to a target of net zero Scope 1 and 2 greenhouse gas (GHG) emissions by 2050 in line with the ambitions of the Paris Agreement, as a member of the International Council on Mining and Metals (ICMM). As a member of the ICMM, the Company has also committed to accelerating action on Scope 3 emissions, including setting credible targets in partnership with suppliers, if not by the end of 2023, as soon as possible thereafter.

Summary of Mineral Resource and Mineral Reserve

Mineral Resource

Gold:

The AngloGold Ashanti gold Mineral Resource increased from 123.2Moz as at 31 December 2021 to 131.4Moz as at 31 December 2022. This annual net increase of 8.2Moz includes 5.1Moz in relation to first-time reporting of the Mineral Resource for North Bullfrog and Mother Lode (after the acquisition of Corvus Gold Inc. (Corvus) in January 2022) as well as Sterling including the Crown Block (after the acquisition of Coeur Sterling Inc. (Coeur Sterling)in November 2022). Increases due to changes in economic assumptions of 2.7Moz and exploration and modelling changes of 7.1Moz were partially offset by depletion of 3.2Moz, and other factors of 3.5Moz. The Mineral Resource was estimated using a gold price of $1,750/oz, unless otherwise stated (2021: $1,500/oz).

Copper:

The AngloGold Ashanti copper Mineral Resource remained unchanged at 4.26Mt (9,384Mlb) as at 31 December 2022. The Mineral Resource was estimated at a copper price of $3.50/lb (2021: $3.50/lb).

Mineral Reserve

Gold:

The AngloGold Ashanti gold Mineral Reserve increased from 29.8Moz as at 31 December 2021 to 30.4Moz as at 31 December 2022. This annual net increase of 0.6Moz includes additions due to exploration and modelling changes of 2.8Moz and changes in economic assumptions of 1.0Moz. This increase was partially offset by depletion of 2.9Moz and reductions due to other factors of 0.3Moz. The Mineral Reserve was estimated using a gold price of $1,400/oz, unless otherwise stated (2021: $1,200/oz).

Copper:

The AngloGold Ashanti copper Mineral Reserve remained unchanged at 1.47Mt (3,250Mlb) as at 31 December 2022. The Mineral Reserve was estimated at a copper price of $2.90/lb (2021: $2.90/lb).

A detailed breakdown of Mineral Resource and Mineral Reserve and backup detail will be provided on the AngloGold Ashanti websites: ***www.anglogoldashanti.com*** and ***reports.anglogoldashanti.com***.

Disclaimer

The information in this report relating to Exploration Results, Mineral Resource and Mineral Reserve is based on information compiled by or under the supervision of the Competent Persons as defined in the SAMREC Code. All Competent Persons are employed by AngloGold Ashanti, except for Kibali (the Competent Person is employed by Barrick) and Gramalote (the Mineral Resource Competent Person is employed by B2Gold). The Competent Persons have sufficient experience relevant to the style of mineralisation and type of deposit under consideration, and relevant to the activity which they are undertaking. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person. All the Mineral Reserve has been confirmed to be covered by the required mining permits or there exists a realistic expectation that these permits will be issued. The Competent Persons' consent to the inclusion of Exploration Results, Mineral Resource and Mineral Reserve information in this report, in the form and context in which it appears.

AngloGold Ashanti confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and, in the case of estimates of Mineral Resource or Mineral Reserve, that all material assumptions and technical parameters underpinning the estimates in the relevant market announcement continue to apply and have not materially changed. The company confirms that the form and context in which the Competent Person's findings are presented have not been materially modified from the original market announcement.

GROUP – INCOME STATEMENT

For the year ended 31 December

US dollar millions	Notes	2022	2021	Restated 2020
Continuing operations				
Revenue from product sales	2	**4,501**	4,029	4,595
Cost of sales	3	**(3,362)**	(2,857)	(2,829)
Loss on non-hedge derivatives and other commodity contracts		**(6)**	–	(19)
Gross profit		**1,133**	1,172	1,747
Corporate administration, marketing and related expenses		**(79)**	(73)	(68)
Exploration and evaluation costs		**(205)**	(164)	(124)
Impairment, derecognition of assets and profit (loss) on disposal		**(304)**	11	(1)
Other (expenses) income	5	**(26)**	(136)	(57)
Operating profit		**519**	810	1,497
Interest income		**81**	58	27
Dividend received		**–**	–	2
Foreign exchange and fair value adjustments		**(128)**	(43)	–
Finance costs and unwinding of obligations	6	**(149)**	(116)	(177)
Share of associates and joint ventures' profit	7	**166**	249	278
Profit before taxation		**489**	958	1,627
Taxation	8	**(173)**	(312)	(625)
Profit after taxation from continuing operations		**316**	646	1,002
Discontinued operations				
Profit from discontinued operations		**–**	–	7
Profit for the year		**316**	646	1,009
Allocated as follows				
Equity shareholders				
Continuing operations		**297**	622	984
Discontinued operations		**–**	–	7
Non-controlling interests				
Continuing operations		**19**	24	18
		316	646	1,009
Basic earnings per ordinary share (US cents)		**71**	148	235
Earnings per ordinary share from continuing operations		**71**	148	233
Earnings per ordinary share from discontinued operations		**–**	–	2
Diluted earnings per ordinary share (US cents)		**71**	148	235
Earnings per ordinary share from continuing operations		**71**	148	233
Earnings per ordinary share from discontinued operations		**–**	–	2

Comparative periods have been retrospectively restated, where indicated, due to the initial application of the amendment to IAS 16 "Property, Plant and Equipment – Proceeds before Intended Use" on 1 January 2022. Refer to Statement of Compliance.

GROUP – STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December

US dollar millions	2022	2021	Restated 2020
Profit for the year	**316**	646	1,009
Items that will be reclassified subsequently to profit or loss:			
Exchange differences on translation of foreign operations	**(27)**	(22)	38
Items that will not be reclassified subsequently to profit or loss:	**(47)**	(83)	86
Exchange differences on translation of non-foreign operations	**(1)**	(3)	(16)
Net (loss) gain on equity investments	**(50)**	(73)	98
Actuarial (loss) gain recognised	**(10)**	(1)	10
Deferred taxation thereon	**14**	(6)	(6)
Other comprehensive (loss) income for the year, net of tax	**(74)**	(105)	124
Total comprehensive income for the year, net of tax	**242**	541	1,133
Allocated as follows:			
Equity shareholders			
Continuing operations	**223**	517	1,159
Discontinued operations	**–**	–	(44)
Non-controlling interests			
Continuing operations	**19**	24	18
	242	541	1,133

Comparative periods have been retrospectively restated, where indicated, due to the initial application of the amendment to IAS 16 "Property, Plant and Equipment – Proceeds before Intended Use" on 1 January 2022. Refer to Statement of Compliance.

GROUP – STATEMENT OF FINANCIAL POSITION

For the year ended 31 December

US dollar millions	Notes	2022	Restated [1] 2021	Restated [1] 2020
ASSETS				
Non-current assets				
Tangible assets		**4,209**	3,493	2,917
Right of use assets		**156**	175	142
Intangible assets		**106**	122	131
Investments in associates and joint ventures		**1,100**	1,647	1,651
Other investments		**3**	117	188
Inventories		**5**	27	69
Trade, other receivables and other assets		**231**	237	235
Reimbursive right for post-retirement benefits [2]		**12**	—	—
Deferred taxation		**72**	7	7
Cash restricted for use		**33**	32	31
		5,927	5,857	5,371
Current assets				
Inventories		**773**	703	733
Trade, other receivables and other assets		**237**	260	229
Cash restricted for use		**27**	26	42
Cash and cash equivalents		**1,108**	1,154	1,330
		2,145	2,143	2,334
Total assets		**8,072**	8,000	7,705
EQUITY AND LIABILITIES				
Share capital and premium	10	**7,239**	7,223	7,214
Accumulated losses and other reserves		**(3,139)**	(3,181)	(3,486)
Shareholders' equity		**4,100**	4,042	3,728
Non-controlling interests		**34**	52	45
Total equity		**4,134**	4,094	3,773
Non-current liabilities				
Borrowings	15	**1,965**	1,858	1,789
Lease liabilities		**102**	124	116
Environmental rehabilitation and other provisions		**634**	729	731
Provision for pension and post-retirement benefits		**71**	77	83
Trade, other payables and provisions		**7**	7	8
Deferred taxation		**300**	313	246
		3,079	3,108	2,973
Current liabilities				
Borrowings	15	**18**	51	142
Lease liabilities		**84**	61	37
Trade, other payables and provisions		**710**	647	627
Taxation		**45**	39	153
Bank overdraft		**2**	—	—
		859	798	959
Total liabilities		**3,938**	3,906	3,932
Total equity and liabilities		**8,072**	8,000	7,705

[1] *The tangible assets and accumulated losses and other reserve balances for 31 December 2021 and 31 December 2020 have been retrospectively restated and increased with $33m due to the initial application of the amendment to IAS 16 "Property, Plant and Equipment – Proceeds before Intended Use" on 1 January 2022. Refer to Statement of Compliance.*

[2] *The Company has historical contractual obligations to pay post-retirement medical scheme contributions in respect of annuitants, spouses, children and disabled children of specified employees or retired employees. During the year the Company entered into an agreement with an insurer to purchase a policy issued by the insurer that makes use of a portfolio to enable the Company to meet its obligations to pay these contributions. The insurer will pay annuities in terms of the policy. Under the insurance policy, the Company will pay estimated premiums of $22m on 1 August 2023 and 1 August 2024, respectively. The purchased insurance policy represents an asset in the form of a reimbursive right measured at fair value.*

GROUP – STATEMENT OF CASH FLOWS

For the year ended 31 December

US dollar millions	Notes	2022	2021	Restated 2020
Cash flows from operating activities				
Receipts from customers		**4,517**	4,054	4,580
Payments to suppliers and employees		**(3,273)**	(2,701)	(2,714)
Cash generated from operations		**1,244**	1,353	1,866
Dividends received from joint ventures		**694**	231	148
Taxation refund		**32**	20	—
Taxation paid		**(166)**	(336)	(431)
Net cash inflow from operating activities from continuing operations		**1,804**	1,268	1,583
Net cash inflow from operating activities from discontinued operations		**—**	—	109
Net cash inflow from operating activities		**1,804**	1,268	1,692
Cash flows from investing activities				
Capital expenditure				
– project capital		**(378)**	(392)	(369)
– stay-in-business capital		**(650)**	(635)	(370)
Interest capitalised and paid		**(2)**	(14)	(17)
Acquisition of assets		**(517)**	—	—
Acquisition of intangible assets		**—**	(1)	(1)
Dividends from associates and other investments		**18**	22	9
Proceeds from disposal of tangible assets		**8**	25	3
Other investments and assets acquired		**(16)**	(4)	(8)
Loans advanced		**(1)**	(15)	—
Proceeds from disposal of other investments		**—**	—	9
Proceeds from disposal of joint ventures		**—**	2	26
Loans repaid by associates and joint ventures		**—**	—	12
Recognition of joint operation – cash		**—**	—	2
Proceeds from disposal of discontinued assets and subsidiaries		**—**	—	200
(Increase) decrease in cash restricted for use		**(4)**	14	(9)
Interest received		**81**	58	27
Net cash outflow from investing activities from continuing operations		**(1,461)**	(940)	(486)
Net cash outflow from investing activities from discontinued operations		**—**	—	(31)
Cash in subsidiaries sold and transferred to held for sale		**—**	—	3
Net cash outflow from investing activities		**(1,461)**	(940)	(514)
Cash flows from financing activities				
Proceeds from borrowings		**266**	822	2,226
Repayment of borrowings		**(184)**	(820)	(2,310)
Repayment of lease liabilities		**(82)**	(63)	(47)
Finance costs – borrowings		**(99)**	(111)	(110)
Finance costs – leases		**(10)**	(9)	(8)
Other borrowing costs		**(11)**	(35)	(33)
Dividends paid		**(203)**	(240)	(47)
Net cash outflow from financing activities		**(323)**	(456)	(329)
Net increase (decrease) in cash and cash equivalents		**20**	(128)	849
Translation		**(68)**	(48)	25
Cash and cash equivalents at beginning of period		**1,154**	1,330	456
Cash and cash equivalents at end of period (1)		**1,106**	1,154	1,330

(1) Cash and cash equivalents at the end of December 2022 is net of a bank overdraft

Comparative periods have been retrospectively restated, where indicated, due to the initial application of the amendment to IAS 16 "Property, Plant and Equipment – Proceeds before Intended Use" on 1 January 2022. Refer to Statement of Compliance.

GROUP – STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December

US dollar million	Share capital and premium	Other capital reserves	Retained earnings (Accumulated losses)[1]	Fair value through OCI	Actuarial gains (losses)	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
	Equity holders of the parent								
Balance at 31 December 2019	7,199	83	(3,273)	45	(10)	(1,409)	2,635	36	2,671
Profit for the year	–	–	991	–	–	–	991	18	1,009
Other comprehensive income	–	–	–	92	10	22	124	–	124
Total comprehensive income	–	–	991	92	10	22	1,115	18	1,133
Shares issued	15	–	–	–	–	–	15	–	15
Share-based payment for share awards net of exercised	–	(3)	–	–	–	–	(3)	–	(3)
Dividends paid	–	–	(38)	–	–	–	(38)	–	(38)
Dividends of subsidiaries	–	–	–	–	–	–	–	(9)	(9)
Recognition of joint operation	–	–	4	–	–	–	4	–	4
Transfer on disposal and derecognition of equity investments	–	–	6	(6)	–	–	–	–	–
Translation	–	(3)	2	–	1	–	–	–	–
Balance at 31 December 2020	7,214	77	(2,308)	131	1	(1,387)	3,728	45	3,773
Profit for the year	–	–	622	–	–	–	622	24	646
Other comprehensive loss	–	–	–	(78)	(2)	(25)	(105)	–	(105)
Total comprehensive income (loss)	–	–	622	(78)	(2)	(25)	517	24	541
Shares issued	9	–	–	–	–	–	9	–	9
Share-based payment for share awards net of exercised	–	11	–	–	–	–	11	–	11
Dividends paid	–	–	(224)	–	–	–	(224)	–	(224)
Dividends of subsidiaries	–	–	–	–	–	–	–	(16)	(16)
Translation	–	(4)	6	–	(1)	–	1	(1)	–
Balance at 31 December 2021	**7,223**	**84**	**(1,904)**	**53**	**(2)**	**(1,412)**	**4,042**	**52**	**4,094**
Profit for the year	**–**	**–**	**297**	**–**	**–**	**–**	**297**	**19**	**316**
Other comprehensive loss	**–**	**–**	**–**	**(36)**	**(10)**	**(28)**	**(74)**	**–**	**(74)**
Total comprehensive income (loss)	**–**	**–**	**297**	**(36)**	**(10)**	**(28)**	**223**	**19**	**242**
Shares issued	**16**	**–**	**–**	**–**	**–**	**–**	**16**	**–**	**16**
Dividends paid	**–**	**–**	**(181)**	**–**	**–**	**–**	**(181)**	**–**	**(181)**
Dividends of subsidiaries	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(37)**	**(37)**
Transfer on derecognition of equity investments	**–**	**–**	**69**	**(69)**	**–**	**–**	**–**	**–**	**–**
Translation	**–**	**(3)**	**4**	**–**	**(1)**	**–**	**–**	**–**	**–**
Balance at 31 December 2022	**7,239**	**81**	**(1,715)**	**(52)**	**(13)**	**(1,440)**	**4,100**	**34**	**4,134**

[1] *The (Accumulated losses) Retained earnings balances have been restated due to the initial application of the amendment to IAS 16 "Property, Plant and Equipment – Proceeds before Intended Use" on 1 January 2022. Refer to Statement of Compliance.*

SELECTED NOTES

For the year ended 31 December

1. Segmental reporting

AngloGold Ashanti's operating segments are being reported based on the financial information regularly provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

The reportable segment information is aligned with the Group's new operating model which was announced in 2021 and implemented during 2022.

Under the new operating model, the manner in which the financial results are reported to the CODM and the composition of the operating segments continue to be reported per geographical region. In addition, a new segment, Projects has been introduced from the implementation of the new operating model (previously reported under the America's segment). The Projects segment comprises all the major non-sustaining capital projects with the potential to be developed into operating entities. The comparative information of the affected operating segment information has been restated.

In addition to the geographical reportable segments structure, the Group has voluntarily disaggregated and disclosed the financial information on a line-by-line basis for each mining operation to facilitate comparability of mine performance.

US dollar millions	2022	2021	Restated 2020
Gold income			
Africa *	**2,981**	2,644	2,937
Kibali – Attributable 45%	**596**	659	647
Iduapriem	**443**	361	485
Obuasi	**431**	204	219
Siguiri	**591**	545	453
Geita	**920**	875	1,133
Australia *	**967**	890	989
Sunrise Dam	**410**	416	459
Tropicana – Attributable 70%	**557**	474	530
Americas *	**1,036**	1,028	1,211
Cerro Vanguardia	**319**	279	358
AngloGold Ashanti Mineração	**557**	600	649
Serra Grande	**160**	149	204
	4,984	4,562	5,137
Equity-accounted joint ventures included above	**(596)**	(659)	(647)
Continuing operations	**4,388**	3,903	4,490
Discontinued operations – South Africa	**–**	–	408
	4,388	3,903	4,898
By-product revenue			
Africa *	**4**	5	4
Kibali – Attributable 45%	**1**	2	1
Iduapriem	**1**	1	1
Obuasi	**1**	–	–
Siguiri	**–**	1	–
Geita	**1**	1	2
Australia *	**4**	4	3
Sunrise Dam	**1**	1	1
Tropicana – Attributable 70%	**3**	3	2

1. Segmental reporting (CONTINUED)

US dollar millions	2022	2021	Restated 2020
Americas *	**106**	119	99
Cerro Vanguardia	**75**	93	82
AngloGold Ashanti Mineração	**31**	26	17
	114	128	106
Equity-accounted joint ventures included above	**(1)**	(2)	(1)
Continuing operations	**113**	126	105
Discontinued operations – South Africa	**–**	–	1
	113	126	106
Cost of sales			
Africa *	**2,004**	1,650	1,702
Kibali – Attributable 45%	**342**	350	340
Iduapriem	**314**	238	280
Obuasi	**266**	164	164
Siguiri	**488**	410	377
Geita	**594**	488	542
Administration and other	**–**	–	(1)
Australia *	**783**	740	705
Sunrise Dam	**371**	364	342
Tropicana – Attributable 70%	**382**	346	338
Administration and other	**30**	30	25
Americas *	**913**	822	764
Cerro Vanguardia	**273**	261	269
AngloGold Ashanti Mineração	**477**	435	392
Serra Grande	**162**	123	101
Administration and other	**1**	3	2
Corporate and other	**4**	(5)	(2)
	3,704	3,207	3,169
Equity-accounted joint ventures included above	**(342)**	(350)	(340)
Continuing operations	**3,362**	2,857	2,829
Discontinued operations – South Africa	**–**	–	287
	3,362	2,857	3,116
Gross profit (1)			
Africa *	**981**	999	1,239
Kibali – Attributable 45%	**256**	311	308
Iduapriem	**130**	124	206
Obuasi	**165**	41	55
Siguiri	**103**	135	76
Geita	**327**	388	593
Administration and other	**–**	–	1
Australia *	**188**	153	286
Sunrise Dam	**40**	53	117
Tropicana – Attributable 70%	**177**	130	194
Administration and other	**(29)**	(30)	(25)

SELECTED NOTES (CONTINUED)

For the year ended 31 December

1. Segmental reporting (CONTINUED)

US dollar millions	2022	2021	Restated 2020
Americas *	**229**	325	532
Cerro Vanguardia	**122**	111	157
AngloGold Ashanti Mineração	**111**	191	273
Serra Grande	**(2)**	26	104
Administration and other	**(2)**	(3)	(2)
Gross profit [(1)] *(continued)*			
Corporate and other	**(9)**	6	(2)
	1,389	1,483	2,055
Equity-accounted joint ventures included above	**(256)**	(311)	(308)
Continuing operations	**1,133**	1,172	1,747
Discontinued operations – South Africa	**–**	–	83
	1,133	1,172	1,830

[(1)] *The Group's segmental profit measure is gross profit, which excludes the results of associates and joint ventures. For the reconciliation of gross profit to profit before taxation, refer to the Group income statement.*

Amortisation			
Africa *	**367**	268	354
Kibali – Attributable 45%	**95**	105	104
Iduapriem	**80**	19	74
Obuasi	**40**	22	11
Siguiri	**50**	47	41
Geita	**102**	75	124
Australia * [(1)]	**172**	150	160
Sunrise Dam	**54**	60	64
Tropicana – Attributable 70%	**117**	88	94
Administration and other	**1**	2	2
Americas *	**185**	161	163
Cerro Vanguardia	**39**	27	26
AngloGold Ashanti Mineração	**106**	108	109
Serra Grande	**40**	25	27
Administration and other	**–**	1	1
Corporate and other	**4**	3	2
	728	582	679
Equity-accounted joint ventures included above	**(95)**	(105)	(104)
	633	477	575

[(1)] *The amortisation disaggregated segment disclosures only relate to property, plant and equipment which do not represent shared assets and for which the Group can disaggregate and allocate on a reasonable basis to the different mining operations within the geographical region.*

1. Segmental reporting (CONTINUED)

US dollar millions	2022	Restated [1] 2021	Restated 2020
Capital expenditure			
Africa *	**576**	506	435
Kibali – Attributable 45%	**90**	72	52
Iduapriem	**146**	105	60
Obuasi	**159**	168	206
Siguiri	**27**	38	30
Geita	**154**	123	87
Australia *	**202**	185	143
Sunrise Dam	**50**	62	53
Tropicana – Attributable 70%	**152**	122	90
Administration and other	**–**	1	–
Americas *	**322**	346	168
Cerro Vanguardia	**66**	69	31
AngloGold Ashanti Mineração	**199**	195	104
Serra Grande	**57**	82	33
Projects * [1]	**17**	52	49
Colombian projects	**16**	52	49
North American projects	**1**	–	–
Corporate and other	**1**	11	–
Continuing operations	**1,118**	1,100	795
Discontinued operations – South Africa	**–**	–	35
	1,118	1,100	830
Equity-accounted joint ventures included above	**(90)**	(72)	(56)
	1,028	1,028	774

[1] *A new segment for Projects (previously reported under the Americas segment) has been introduced due to the implementation of the new operating model which comprises all the major non-sustaining capital projects with the potential to be developed into operating entities. Comparative information has been restated.*

SELECTED NOTES (CONTINUED)

For the year ended 31 December

1. Segmental reporting (CONTINUED)

US dollar millions	2022	Restated 2021	Restated 2020
Total assets (1) (3)			
Africa * (4)	**4,083**	4,226	3,989
Kibali – Attributable 45%	**1,063**	1,604	1,604
Iduapriem	**436**	386	328
Obuasi	**1,268**	1,036	923
Siguiri	**447**	463	458
Geita	**864**	732	670
Administration and other	**5**	5	6
Australia * (2)	**960**	1,034	1,044
Americas * (4)	**1,406**	1,573	1,370
Cerro Vanguardia	**514**	491	456
AngloGold Ashanti Mineração	**625**	781	650
Serra Grande	**228**	252	189
Administration and other	**39**	49	75
Projects * (3)	**872**	313	256
Colombian projects	**244**	211	176
North American projects	**628**	102	80
Corporate and other	**751**	854	1,046
	8,072	8,000	7,705

* *The operating segments continue to be presented per geographical region. The additional information disaggregated and disclosed for each mining operation has been provided by the Group to facilitate comparability of mine performance.*

(1) *The total asset balances for 31 December 2021 have been retrospectively restated and increased with $33m due to the initial application of the amendment to IAS 16 "Property, Plant and Equipment – Proceeds before Intended Use" on 1 January 2022.*

(2) *The Australia total assets include property, plant and equipment, cash, leased assets, inventory and others assets which the Group is unable to allocate and disaggregate on a reasonable basis between the different mining operations, as some of these assets represent shared assets between the mining operations within the Australia geographical region.*

(3) *A new segment for Projects (previously reported under the Americas segment) has been introduced due to the implementation of the new operating model which comprises all the major non-sustaining capital projects with the potential to be developed into operating entities. Comparative information has been restated.*

(4) *During the 2022 year, pre-tax impairments and derecognition of assets of $308m were accounted for in the Americas ($304m) and in Africa ($4m).*

2. Revenue from product sales

US dollar millions	2022	2021	Restated 2020
Gold income	**4,388**	3,903	4,490
By-products	**113**	126	105
	4,501	4,029	4,595

3. Cost of sales

US dollar millions	2022	2021	Restated 2020
Cash operating costs	**2,554**	2,160	2,012
Royalties	**185**	162	181
Other cash costs	**14**	12	13
Total cash costs	**2,753**	2,334	2,206
Retrenchment costs	**6**	2	2
Rehabilitation and other non-cash costs	**–**	38	32
Amortisation of tangible assets	**551**	411	526
Amortisation of right of use assets	**81**	63	47
Amortisation of intangible assets	**1**	3	2
Inventory change	**(30)**	6	14
	3,362	2,857	2,829

4. Impairment, derecognition of assets and (loss) profit on disposal

For all of the Group's cash generating units ("CGUs") where indicators of impairment or reversal of impairment have been identified, the recoverable amounts of the CGUs were determined. With the exception of Serra Grande, the Córrego do Sítio mining complex ("CdS") and the Mineração Cuiabá mining complex ("Cuiabá") in Brazil, the recoverable amounts exceeded the carrying amounts of the CGUs and management has considered the sensitivity of the impairment calculations to various key inputs and assumptions such as the gold price and exchange rates and concluded that reasonably possible changes to these key inputs and assumptions applied would not result in any impairment loss or the reversal of a previous impairment loss to be recognised.

These sensitivities have been taken into consideration in determining the required impairments as disclosed below.

Córrego do Sítio (CdS)

CdS is owned and operated by AngloGold Ashanti Mineração (AGA Mineração) in Brazil. The CdS mining complex has been in operation since 1989 and consists of open pit and underground mines. The property is currently in a production stage. In line with AngloGold Ashanti's reinvestment strategy, management has taken a decision during the third quarter of 2022 to carve out the underperforming complex of CdS from the AGA Mineração CGU and to investigate alternative strategic options including either to sell the complex, place the complex under care and maintenance, close the complex or to consider additional capital expenditure to regain profitability of the complex. After the strategic review of CdS, the Company has elected to retain CdS. This decision resulted in the disaggregation of the AGA Mineração CGU into two separate CGUs, being the CdS mining complex CGU and the Cuiabá mining complex CGU.

As a result of these impairment indicators, the recoverable amount for the CdS mining complex CGU was determined not to support its carrying values as at 30 September 2022 and an impairment loss of $151m ($189m gross of taxes) was recognised and included in the Americas segment. The disaggregation of CGUs did not have an impact on reportable segments in terms of IFRS 8 Operating Segments as disclosed in the segmental reporting. The recoverable amount of $5m was determined with reference to the CGU's value in use derived from a discounted cash flow model, using a discount rate of 8.5%, compared to the CGU's carrying amount of $156m.

SELECTED NOTES (CONTINUED)

For the year ended 31 December

Cuiabá

Cuiabá is owned and operated by AGA Mineração in Brazil. It has been in operation since 1834 and is an underground mine. The property is currently in the production stage. The Cuiabá mining complex CGU, which was disaggregated from the AGA Mineração CGU, recognised an impairment loss of $57m ($70m gross of taxes). This was largely due to the suspension of filtered tailings deposition on the Calcinados Tailings Storage Facility (TSF) and processing of gold concentrate at the Queiroz plant in December 2022 (with both servicing the Cuiabá mining complex), pending completion of additional buttressing to align the TSF with international standards for post liquefaction factor of safety, which are currently considered best practice.

The recoverable amount of $304m (compared to the CGU's carrying amount of $361m) was determined with reference to the CGU's value in use which requires the use of estimates. The impairment result was derived from a discounted cash flow model and a discount rate of 8.5%.

Management modelled various scenarios, which included a combination of reasonably possible changes in key assumptions, to determine the impact on the recoverable amount. The impairment assessment required significant judgement and estimation uncertainty. The impairment loss was recognised and included in the Americas segment.

Serra Grande

Mineração Serra Grande ("Serra Grande") is wholly owned by AngloGold Ashanti and is located in the northwest of Goiás State, central Brazil. It has been in operation since 1986 and consists of three underground and two open pit mines. The property is currently in the production stage. The Serra Grande CGU recognised an impairment loss of $38m ($45m gross of taxes) during December 2022 largely due to a projection of lower grades and ounces and an increase in the interest rates driven by global inflation and country risk which resulted in an increased discount rate. The recoverable amount of $128m was determined with reference to the CGU's value in use derived from a discounted cash flow model, using a discount rate of 8.5% (Dec 2021: 5.6%), compared to the CGU's carrying amount of $166m. The impairment loss was recognised and included in the Americas segment.

Impairment allocation:

Cash Generating Unit	Goodwill	Mine Development Cost	Mine Infrastructure	Mineral Rights and Dumps	Land and buildings	Right of use assets	Total Impairment
Córrego do Sítio	—	58	98	16	6	11	189
Cuiabá	—	34	30	—	1	5	70
Serra Grande	8	17	18	—	1	1	45
	8	**109**	**146**	**16**	**8**	**17**	**304**

5. Other expenses (income)

US dollar millions	2022	2021	2020
Care and maintenance	**–**	45	–
Governmental fiscal claims	**11**	7	6
Legacy TSF obligations	**(16)**	9	14
Pension and medical defined benefits	**7**	7	8
Royalty receivables impaired	**–**	–	4
Royalties received	**(2)**	(2)	(2)
Retrenchment and related costs	**–**	18	–
Legal fees and project costs	**15**	10	9
Refund from insurance claim	**–**	–	(5)
Other indirect taxes	**11**	18	23
Premium on settlement of bonds	**–**	24	–
	26	136	57

6. Finance costs and unwinding of obligations

US dollar millions	2022	2021	2020
Finance costs on bonds, bank loans and other	**102**	109	124
Amortisation of fees	**8**	6	23
Lease finance charges	**11**	9	8
Less: interest captalised	**(2)**	(14)	(17)
	119	110	138
Unwinding of obligations	**30**	6	39
Total finance costs and unwinding of obligations	**149**	116	177

7. Share of associates and joint ventures' profit

US dollar millions	2022	2021	2020
Revenue	**629**	697	677
Operating costs and other expenses	**(393)**	(370)	(353)
Profit on sale of joint ventures	**–**	–	19
Net interest received	**4**	7	5
Profit before taxation	**240**	334	348
Taxation	**(73)**	(85)	(70)
Profit after taxation	**167**	249	278
Impairment of investment in joint venture	**(1)**	–	–
Share of associates and joint ventures' profit	**166**	249	278

8. Taxation

US dollar millions	2022	2021	2020
South African taxation			
Normal taxation	**1**	–	1
Prior year under (over) provision	**1**	(1)	–
Deferred taxation			
Other temporary differences	**–**	–	74
	2	(1)	75
Foreign taxation			
Normal taxation	**198**	252	553
Prior year under (over) provision	**31**	(3)	8
Deferred taxation			
Temporary differences	**(7)**	52	9
Prior year under (over) provision	**4**	4	(6)
Impairment and disposal of tangible assets	**(58)**	–	–
Change in estimate	**3**	6	(14)
Change in statutory tax rate	**–**	2	–
	171	313	550
	173	312	625

SELECTED NOTES (CONTINUED)

For the year ended 31 December

Income tax uncertainties

AngloGold Ashanti operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under, the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with local government, and others are defined by the general corporate income tax laws of the country. The Group has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. In some jurisdictions, tax authorities are yet to complete their assessments for previous years. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time, the Group is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the tax authorities over the interpretation or application of certain rules in respect of the Group's business conducted within the country involved. Significant judgement is required in determining the worldwide provisions for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

Irrespective of whether potential economic outflows of matters have been assessed as probable or possible, individually significant matters are included below, to the extent that disclosure does not prejudice the Group.

Argentina – Cerro Vanguardia

The Argentina Tax Authority has challenged the deduction of certain hedge losses, with tax and penalties amounting to $4m (2021: $7m; 2020: $8m). Management has appealed this matter which has been heard by the Tax Court, with final evidence submitted in 2017. The matter is pending and judgement is expected in the next 24 months as at 31 December 2022. Management is of the opinion that the hedge losses were claimed correctly and no provision has therefore been made.

Brazil – AGA Mineração and Serra Grande

The Brazil Tax Authority has challenged various aspects of the companies' tax returns for periods from 2005 to 2016 which individually and in aggregate are not considered to be material. Based on engagement with the Brazil Tax Authority, certain amounts have been allowed and assessments reduced, whilst objections have been lodged against the remainder of the findings. In December 2019, Serra Grande received a tax assessment of $23m (2021: $19m; 2020: $20m) relating to the amortisation of goodwill on the acquisition of mining interests, which is permitted as a tax deduction when the acquirer is a domiciled entity. Management is of the opinion that the Brazil Tax Authority is unlikely to succeed in this matter. This is supported by external legal advice and therefore no provision has been made.

Colombia – La Colosa and Gramalote

The tax treatment of exploration expenditure has been challenged by the Colombian Tax Authority which resulted in claims for taxes and penalties of $42m [(2)] (2021: $74m; 2020: $86m) pertaining to the 2010 to 2014 tax years.

These assessments were appealed in 2016 (in the case of La Colosa) and resulted in adverse judgements in the Administrative Court of Cundinamarca in 2018, which were subsequently appealed by AngloGold Ashanti. The deduction of exploration costs is prohibited from 2017 onwards following a change in legislation. Subsequent to this date, exploration costs have been treated in accordance with the amended legislation. In July 2019, the Supreme Administrative Court issued a ruling that duplicate penalties may not be charged. The impact of the ruling is that certain penalties were waived.

During November 2022, the Supreme Administrative Court issued final rulings on the tax treatment of exploration expenditure pertaining to the 2010 and 2011 tax years, partially allowing the AngloGold Ashanti tax claims as submitted. The rulings, which included tax and interest, cannot be appealed and resulted in tax liabilities of $34 million being provided for in 2022. The Court fully waived penalties for the 2010 and 2011 tax years which were originally assessed, to the value of $70m (2021: $48m; 2020: $76m). Penalties of $8m pertaining to the 2013 and 2014 tax years was not recognised as a provision in 2022 and is considered to be contingent, awaiting judgement from the Courts. A revised tax reform was adopted on 16 December 2022 in Colombia, which may lead to a reduction in interest charged on the 2010 and 2011 tax years. In February 2023, the Company paid $25m, which included a reduction of $6m in interest under the tax reform, in full settlement of the 2011 tax and equity tax claims. The final court ruling in respect of the 2010 tax year is awaited.

[(2)] Includes reduction of overall exposure by $70m (2021: $48m; 2020: $76m) as described above.

Ghana – Iduapriem

The Ghana Revenue Authority completed a tax audit during the third quarter of 2020 for the 2018 year of assessment claiming a tax liability of $14m at the time (2021: $14m; 2020: $15m). The claim related to corporate income taxes, where certain business expenses have been disallowed as a deduction for tax purposes. Management filed an objection to the assessment in September 2020 and a tax appeal with the High Court during the fourth quarter of 2021. An out of court settlement was reached with the Ghana Revenue Authority during the fourth quarter of 2022, whereby the corporate income tax claims were withdrawn, at no cost to Iduapriem.

Guinea – Siguiri

The Guinea Tax Authority has challenged certain aspects of Société AngloGold Ashanti de Guinée S.A.'s tax return for the 2010 year of assessment totaling $8m (attributable) (2021: $8m (attributable); 2020: $8m (attributable)). Management has objected to the assessment. However, provision has been made for a portion of the total claims amounting to $2m (attributable) (2021: $2m (attributable); 2020: $2m (attributable)). A meeting was held in February 2022 under the Minister of Budget Tax advisor's chairmanship, calling for the formation of a tripartite committee to review the claim and resolve the issue. Members from government were appointed to the committee, but no meetings were held in 2022.

Mali – Yatela and AGA Mali Services

The Mali Tax Authority has challenged various aspects of Société des Mines de Yatela S.A. and Société AngloGold Ashanti Mali S.A.'s tax returns for periods of 2012 to 2019 totaling $4m (attributable) (2021: $4m (attributable); 2020: $1m (attributable)). Management is of the opinion that the Mali Tax Authority is unlikely to succeed in the tax matters and therefore no provision has been made.

Tanzania – Geita Gold Mine

The Tanzania Revenue Authority has raised audit findings on various tax matters for years from 2009 to 2021 amounting to $318m (2021: $291m; 2020: $254m) including adjusted tax assessments relating to the 2020 and 2021 tax years, which were received in June 2022 and September 2022 totalling $28 million. In addition, the Tanzania Revenue Authority has issued Agency Notices on various local bank accounts of the Company in Tanzania, enforcing payments from those bank accounts, despite the matters being on appeal. In order to continue operating its bank accounts and to not impact operations, Geita made payments under protest for which a receivable of $24m (2021: $25m) was raised. Management has objected and appealed through various levels of the administrative processes. Management has obtained external legal advice and is of the opinion that the claims of the Tanzania Revenue Authority are unlikely to succeed.

In addition, it should be noted that amendments passed to Tanzanian legislation in 2017 amended the 2010 Mining Act and new Finance Act. Effective from 1 July 2017, the gold mining royalty rate increased to 6% (from 4%) and further a 1% clearing fee on the value of all minerals exported was imposed. The Group has been paying the higher royalty and clearing fees since this date, under protest, and is of the view that this is in contravention of its Mining Development Agreement.

SELECTED NOTES (CONTINUED)

For the year ended 31 December

9. Headline earnings

US dollar millions	2022	2021	Restated 2020
Headline earnings (loss)			
The profit attributable to equity shareholders was adjusted by the following to arrive at headline earnings (loss):			
Profit attributable to equity shareholders	**297**	622	991
Impairment loss on investment in joint venture [1]	**1**	–	–
Net impairment reversal on held for sale assets	**–**	–	(17)
Impairment on property, plant and equipment and right of use asset	**304**	2	–
Taxation on impairment on property, plant and equipment and right of use asset	**(58)**	–	–
Derecognition of assets [1]	**4**	4	–
Loss on disposal of discontinued operations	**–**	–	80
Taxation on loss on disposal of discontinued operations	**–**	–	1
Profit on sale of joint ventures [1]	**–**	–	(19)
Net (profit) loss on disposal of tangible assets	**(4)**	(17)	2
Taxation on net (profit) loss on disposal of tangible assets	**–**	1	–
	544	612	1,038
Headline earnings per ordinary share (cents)	**129**	146	248
Diluted headline earnings per ordinary share (cents)	**129**	146	247

[1] Tax effect has not been disclosed as the tax is less than $1m

[2] Calculated on the basic weighted average number of ordinary shares.

[3] Calculated on the diluted weighted average number of ordinary shares.

Number of shares	2022	2021	2020
Ordinary shares	**418,260,476**	417,272,178	416,399,307
Fully vested options and currently exercisable	**1,936,586**	2,483,449	2,634,209
Weighted average number of shares	**420,197,062**	419,755,627	419,033,516
Dilutive potential of share options	**672,804**	301,076	447,934
Fully diluted number of ordinary shares	**420,869,866**	420,056,703	419,481,450

10. Share capital and premium

US dollar millions	2022	2021	2020
Share capital			
Authorised:			
600,000,000 Ordinary shares of 25 SA cents each	**23**	23	23
Issued and fully paid:			
418,600,473 (2021: 417,501,452; 2020: 416,890,087) ordinary shares of 25 SA cents each	**17**	17	17
Share premium			
Balance at beginning of year	**7,206**	7,250	7,235
Ordinary shares issued	**16**	9	15
Preference shares redeemed[1]		(53)	–
	7,222	7,206	7,250
Less: held within Group			
Redeemable preference shares[1]		–	(53)
Balance at end of year	**7,222**	7,206	7,197
Share capital and premium	**7,239**	7,223	7,214

[1] *During December 2021 the A and B redeemable preference shares were redeemed and the preference share certificates cancelled. All redeemable preference shares were removed from authorised share capital at the Annual General Meeting held on 16 May 2022.*

11. Exchange rates

	2022	2021	2020
ZAR/USD average for the year	**16.37**	**14.78**	16.45
ZAR/USD closing	**17.00**	**15.99**	14.69
AUD/USD average for the year	**1.44**	**1.33**	1.45
AUD/USD closing	**1.47**	**1.38**	1.30
BRL/USD average for the year	**5.16**	**5.40**	5.15
BRL/USD closing	**5.22**	**5.58**	5.20
ARS/USD average for the year	**130.87**	**95.21**	70.71
ARS/USD closing	**177.13**	**102.75**	84.15

SELECTED NOTES (CONTINUED)

For the year ended 31 December

12. Capital commitments

US dollar millions	2022	2021	2020
Orders placed and outstanding on capital contracts at the prevailing rate of exchange[1]	**178**	146	120

[1] Includes the Group's attributable share of capital commitments relating to associates and joint ventures.

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the Group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the Group's covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the Group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

13. Financial risk management activities

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents, trade, other receivables and other assets and other payables

The carrying amounts approximate fair value due to their short-term nature.

Other investments

Listed equity investments classified as fair value through other comprehensive income (FVTOCI) are carried at fair value in level 1 of the fair value hierarchy and unlisted investments classified as fair value through profit and loss (FVTPL) are carried at fair value in level 3 of the fair value hierarchy.

Borrowings

The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date (fair value hierarchy – level 1). The interest rate on the remaining borrowings is set on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value and carried at level 2 in the fair value hierarchy.

US dollar millions	2022	2021	2020
Carrying amount	**1,983**	**1,909**	**1,931**
Fair value	**1,826**	**2,011**	**2,131**

Other financial assets

The following table sets out the Group's financial assets measured at fair value by level within the fair value hierarchy:

Type of instruments

Securities

US dollar millions	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	2022				2021				2020			
Financial assets measured at fair value:												
Equity securities – FVOCI	2			2	116			116	186			186
Deferred compensation asset			12	12			25	25			28	28
Financial liabilities measured at fair value:												
Oil derivative contract (1)		6		6								

(1) Included in the Statement of Financial Position in current Trade, other payables and provisions.

Level 2 financial liabilities

In July 2022, AngloGold Ashanti entered into forward agreements for a total of 999,000 barrels of Brent crude oil for the period January 2023 to December 2023 that will be cash settled on a monthly basis against the contract price. The average price achieved on the forward contracts is $89.20 per barrel. At 31 December 2022 the Group had provided for an unrealised loss of $6m. The fair values of the oil forward contracts are determined by using a valuation model based on the Black-Scholes-Merton option pricing model with the key inputs being forward and spot prices, the number of outstanding barrels of oil on open contracts, risk free rates and volatilities.

Level 3 financial assets

The two components of the deferred compensation assets relating to the sale of the South African producing assets and related liabilities to Harmony are calculated as follows:

- $260 per ounce payable on all underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) in excess of 250,000 ounces per annum for 6 years commencing 1 January 2021. Using a probability weighted calculation of unobservable market data and estimated with reference to expected underlying discounted cash flows a deferred compensation asset of $25m is being recognised in the statement of financial position as at 31 December 2021.
- $20 per ounce payable on underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) below the datum of current infrastructure. At transaction date this constituted 8.53 million ounces of Mineral Reserve. The consideration is dependent on Harmony developing below infrastructure. The performance of this obligation is outside the influence of AngloGold Ashanti as it depends on Harmony's future investment decisions. Under the conditions prevailing as at 31 December 2022, no portion of deferred compensation below infrastructure has been included in the deferred compensation asset.

Reconciliation of deferred compensation asset

A reconciliation of the deferred compensation asset included in the statement of financial position is set out in the following table:

US dollar million	2022
Opening balance	25
Unwinding of the deferred compensation asset	1
Changes in estimates – fair value adjustments (1)	(13)
Translation	(1)
Closing balance (2)	12

(1) Included in the Income Statement in Foreign exchange and fair value adjustments

(2) Included in the statement of financial position in non-current Trade, other receivables and other assets

SELECTED NOTES (CONTINUED)

For the year ended 31 December

Sensitivity analysis

The table below illustrates the impact if the weighted number of ounces used in the weighted probability calculation increases or decreases over the period calculated on the fair value of the deferred compensation asset.

	Percentage change in number of ounces	Change in deferred compensation asset $m
Effect of changes in assumptions		
Increase in number of ounces	**+10%**	**1**
Decrease in number of ounces	**-10%**	**(1)**

The sensitivity on the weighted number of ounces included within the weighted probability calculation has been based on the range of possible outcomes expected from Harmony's mining plans, which could differ from the actual mining plans followed by Harmony.

14. Contingencies

AngloGold Ashanti's material contingent liabilities and assets at 31 December are detailed below:

Litigation claims

Litigation – AngloGold Ashanti (Ghana) Limited (AGAG) received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs' alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. This matter has been adjourned indefinitely. As plaintiffs in these matters have not actively pursued litigation, AGAG is taking steps to have these matters dismissed for want of prosecution. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG's obligation in either matter.

Tax claims

For discussion on tax claims and uncertainties refer to note 8.

15. Borrowings

AngloGold Ashanti's borrowings are interest bearing.

16. Acquistion of assets

Corvus Gold

On 18 January 2022, AngloGold Ashanti announced the successful completion of the previously announced plan of arrangement with Corvus, pursuant to which AngloGold Ashanti agreed to acquire the remaining 80.5% of common shares of Corvus, not already owned by AngloGold Ashanti. On acquisition, AngloGold Ashanti obtained control over Corvus.

Under the terms of the arrangement, the shareholders of Corvus (other than the AngloGold Ashanti Group) received C$4.10 in cash per Corvus share. The acquisition was concluded to represent an asset acquisition under IFRS.

The total consideration was $460m, including a non-cash consideration of $95m. The non-cash consideration primarily represents the fair value of $80m of the 19.5% Corvus investment held by the Group prior to the acquisition of the 80.5%, and previously accounted for as an equity investment at fair value through OCI. The cash consideration paid, including transaction costs, at an exchange rate of C$1.26/$, amounted to $365m.

The Company has completed its analysis to assign fair values to all identifiable assets acquired and liabilities assumed. In accordance with asset acquisition accounting, the Company has allocated the total purchase consideration to these identifiable assets based on their relative fair values at the date of the acquisition to mineral rights and dumps of $460m.

Coeur Sterling

On 4 November 2022, AngloGold Ashanti announced the successful completion of its previously announced plan to acquire all of the shares of Coeur Sterling, a wholly owned subsidiary of Coeur Mining, Inc. (Coeur).

Under the terms of the arrangement, AngloGold Ashanti paid the closing consideration of $150m to Coeur in cash.

Coeur estimated that the properties acquired by AngloGold Ashanti have a Mineral Resource of 914,000oz. The payment of $50m additional consideration is contingent on whether after additional exploration activities, AngloGold Ashanti declares a Mineral Resource from these properties that is greater than 3.5Moz. The additional exploration activities have not yet been performed by the Group.

The acquisition was concluded to represent an asset acquisition under IFRS. The Company has completed its analysis to assign fair values to all identifiable assets acquired and liabilities assumed. In accordance with asset acquisition accounting, the Company has allocated the total purchase consideration to these identifiable assets based on their relative fair values at the date of the acquisition to mineral rights and dumps of $154m and rehabilitation provisions of $2m.

17. Subsequent events

Dividend declaration

On 22 February 2023, the Directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 322 South African cents (assuming an exchange rate of ZAR 17.53/$, the gross dividend payable per ADS is equivalent to ~18 US cents).

AngloGold Ashanti and Gold Fields propose joint arrangement in Ghana to create Africa's largest open pit gold mine

Gold Fields and AngloGold Ashanti (the Parties) have agreed the key terms of a proposed joint venture in Ghana between Gold Fields' Tarkwa and AngloGold Ashanti's neighbouring Iduapriem Mines (the Proposed Joint Venture).

The Tarkwa Mine is held by Gold Fields Ghana, in which Gold Fields currently owns a 90% share and the Government of Ghana (the GoG) holds 10%. The Iduapriem Mine is currently 100% owned by AngloGold Ashanti. Both mines are located near the town of Tarkwa in the country's Western Region.

The Parties have agreed in principle on the key terms of the Proposed Joint Venture and will now engage with the GoG and other key stakeholders, including relevant regulators, with a view to implementing the Proposed Joint Venture as soon as practically possible. The Parties have agreed to mutual exclusivity during this engagement.

It is intended that the Proposed Joint Venture will be an incorporated joint venture, constituted within Gold Fields Ghana and operated by Gold Fields.

AngloGold Ashanti will contribute its 100% interest in the Iduapriem Mine to Gold Fields Ghana in return for a shareholding in that company. Excluding the interest to be held by the GoG, Gold Fields will have an interest of 66.7%, or two-thirds, and AngloGold Ashanti will have an interest of 33.3%, or one-third, in the Proposed Joint Venture.

There can be no certainty that the Parties will enter into a definitive agreement with respect to the Proposed Joint Venture or about the timing, terms and conditions of any such definitive agreement. Implementation of the Proposed Joint Venture is subject to, amongst other matters, reaching agreement with the GoG regarding the Proposed Joint Venture, conclusion of confirmatory due diligence and securing all requisite regulatory approvals.

NON-GAAP DISCLOSURE

Summary

From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The Group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. The Non-GAAP financial measures are used to adjust for fair value movements on highly volatile marked-to-market movements on unrealised non-hedge derivatives and other commodity contracts, which can only be measured with certainty on settlement of the contracts. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use. The Non-GAAP metrics are as follows:

			2022	Restated 2021	Restated 2020
1	Price received – continuing operations				
	– Gold sold [1]	000oz	**2,717**	2,483	2,741
	– Revenue price per unit	$/oz	**1,793**	1,796	1,778
2	Total cash cost, all-in sustaining costs and all-in cost per unit from continuing operations				
	– Gold produced [1]	000oz	**2,742**	2,472	2,806
	– Total cash costs	$/oz	**1,024**	963	790
	– All-in sustaining costs	$/oz	**1,383**	1,355	1,037
	– All-in costs	$/oz	**1,587**	1,577	1,185
3	Adjusted EBITDA[2] – continuing operations	$m	**1,797**	1,801	2,470
4	Interest cover – continuing operations	times	**15**	14	16
5	Free cash flow[3]	$m	**657**	104	743
6	Adjusted net debt – continuing operations	$m	**878**	765	597
7	Net asset value	US cps	**987**	980	897
8	Net tangible asset value	US cps	**962**	951	865
9	Market capitalisation				
	Number of listed ordinary shares in issue at year-end (millions)		**419**	418	417
	Closing share price as quoted on the New York Stock Exchange		**19.42**	20.98	22.62
	Market capitalisation	$m	**8,125**	8,759	9,430

(1) *Includes pre-production ounces.*

(2) *Adjusted EBITDA is prepared in terms of the formula set out in the Revolving Credit Agreements.*

(3) *Comparative periods for 2020 include discontinued operations.*

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2022 filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law.

All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures

This document may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Materiality disclaimer

Inclusion of information in this report, including any discussion, analysis or assessment of "material", "significant", "key" or similarly described information is not an indication that we deem such information to be material to an investment decision related to our securities or important to an understanding of our business more generally. This report also contains certain forward-looking statements, including "forward-looking statements" made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. In particular, these include, among other statements, forward-looking statements relating to the Company's future performance, goals and objectives, as well as future regulatory developments, with respect to sustainability and other environmental, social and governance matters. Such statements are often, but not always, made through the use of words or phrases such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "seeks", "will," "should," "could" or "may" or words of similar meaning. They may involve estimates and assumptions that are subject to risks, uncertainties and other factors. These and other statements made in this report may be affected by a wide range of variables that could cause actual results and performance to differ materially from those currently anticipated, including the risk factors set forth in our Report on Form 20-F filed on 16 March 2023 with the U.S. Securities and Exchange Commission.

ADMINISTRATION AND CORPORATE INFORMATION

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:

ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:

The Standard Bank of South Africa Limited

Auditors:

Ernst & Young Inc.

Offices

Registered and Corporate

112 Oxford Road, Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia

Level 10 AMP Building
140 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana

Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors

Executive

A Calderon〽
(Chief Executive Officer)
GA Doran〽✔ (Chief Financial Officer)

Non-executive

MDC Ramos ^ (Chairperson)
KOF Busia°
AM Ferguson *
AH Garner #
R Gasant ^
SP Lawson #
MC Richter #~
JE Tilk▲

American 〽 Australian * British
▲ Canadian ° Ghanaian ✔ Irish
~ Panamanian ^ South African

Officers

LM Goliath
Group Company Secretary

Investor Relations contacts

Yatish Chowthee

Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail:
yrchowthee@anglogoldashanti.com

Andrea Maxey

Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
Email: *amaxey@anglogoldashanti.com*

Share registrars

South Africa

Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue, Rosebank, 2196
(Private Bag X9000, Saxonwold, 2132)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: *Queries@Computershare.co.za*
Website: *www.computershare.com*

Australia

Computershare Investor Services Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana

NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary

BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140
(Toll free in USA) or
+1 201 680 6825 (outside USA)
E-mail: *shrrelations@cpushareownerservices.com*
Website: *www.mybnymdr.com*

Global BuyDIRECT℠

BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

ANGLOGOLDASHANTI

www.anglogoldashanti.com

ANGLOGOLD ASHANTI LIMITED
(Incorporated in the Republic of South Africa)
Registration number 1944/017354/06 • ISIN: ZAE000043485
Ordinary Share code: ANG
("AngloGold Ashanti" or "the company")

FORM OF PROXY 2023

For use only by AngloGold Ashanti shareholders holding ordinary shares in certificated form and AngloGold Ashanti shareholders who have dematerialised their ordinary shares and whose shareholding is recorded in their own name in the sub-register maintained by their Central Securities Depository Participant or broker in respect of the annual general meeting of the shareholders of AngloGold Ashanti to be held at **13:00 (South African time) on Monday, 15 May 2023** through use of the Platform (as defined in the Notice of Annual General Meeting) and at any adjournment or postponement of the annual general meeting.

I/We ____

(Name in BLOCK LETTERS)

of ____

(Address in BLOCK LETTERS)

being a shareholder(s) of the company, holding ______________ ordinary shares in AngloGold Ashanti, do hereby appoint:

1. ____ or failing him/her,

2. ____ or, failing him/her,

3. the chairman of the annual general meeting

as my/our proxy to attend, participate in, speak and vote or abstain from voting on my/our behalf at the 79th annual general meeting of the shareholders of AngloGold Ashanti to be held entirely by way of electronic communication on **Monday, 15 May 2023, at 13:00 (South African time)** and at any adjournment or postponement thereof, and to vote or abstain from voting as follows on the ordinary and special resolutions (with or without modification) to be proposed at such meeting:

Please indicate with an "X" in the appropriate spaces how votes are to be cast	For	Against	Abstain
1. Ordinary resolution 1 (1.1 to 1.3) – Re-election of directors			
1.1 Mr AM Ferguson			
1.2 Mr AH Garner			
1.3 Mr R Gasant			
2. Ordinary resolution 2 – Election of a director, Ms GA Doran			
3. Ordinary resolution 3 (3.1 to 3.5) – Appointment of Audit and Risk Committee members			
3.1 Mr AM Ferguson			
3.2 Mr AH Garner			
3.3 Mr R Gasant			
3.4 Mr SP Lawson			
3.5 Mr JE Tilk			
4. Ordinary resolution 4 – Re-appointment of PricewaterhouseCoopers Inc. as auditors of the Company			
5. Ordinary resolution 5 – General authority for directors to allot and issue ordinary shares			
6. Ordinary resolution 6 (6.1 and 6.2) – Separate non-binding advisory endorsements of the AngloGold Ashanti remuneration policy and implementation report			
6.1 Remuneration policy			
6.2 Implementation report			

Please turn over

Please indicate with an "X" in the appropriate spaces how votes are to be cast		For	Against	Abstain
7.	**Special resolution 1** – Remuneration of non-executive directors			
8.	**Special resolution 2** – General authority to acquire the Company's own shares			
9.	**Special resolution 3** – General authority for directors to issue for cash, those ordinary shares which the directors are authorised to allot and issue in terms of ordinary resolution 5			
10.	**Special resolution 4** – General authority to provide financial assistance in terms of Sections 44 and 45 of the Companies Act			
11.	**Ordinary resolution 7** – Directors' authority to implement special and ordinary resolutions			

Signed at on 2023

Name in BLOCK LETTERS Signature

(Initials and surname of joint holders, if any)

This form of proxy is not for use by holders of American Depositary Shares, CHESS Depositary Interests, Ghanaian Depositary Shares or dematerialised shareholders who do not hold shares in their own name.

Notes and summary of rights to the form of proxy in terms of Section 58 of the Companies Act

1. *A signatory to this form of proxy may insert the name of a proxy or the name of an alternative proxy of the signatory's choice in the blank spaces provided with or without deleting "the chairperson of the annual general meeting", but any such deletion must be signed in full by the signatory. Any deletion not complying with the foregoing will be deemed not to have been validly effected. The person present at the annual general meeting whose name appears first on the list of names overleaf, shall be the validly appointed proxy for the shareholder at the annual general meeting.*
2. *Please insert an "X" in the recant space according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of shares than you own in the company, insert the number of shares held in respect of which you wish to vote. A shareholder or the proxy is not obliged to use all the votes exercisable by the shareholder or by the proxy, or to cast all those votes in the same way, but the total of votes cast, and in respect whereof abstention is directed, may not exceed the total of the votes exercisable by the shareholder or the proxy. Failure to comply with the above or to provide voting instructions or the giving of contradictory instructions will be deemed to authorise the proxy to vote or abstain from voting at the annual general meeting as he/she deems fit in respect of all the shareholder's votes exercisable at the annual general meeting if the shareholding is not indicated in the form of proxy, the proxy will be deemed to be authorised to vote the total shareholding registered in the shareholder's names.*
3. *A proxy appointment must be in writing, dated and signed by the holder appointing the proxy or proxies.*
4. *A proxy may not delegate his/her authority to act on behalf of the shareholder, to another person.*
5. *A vote given in terms of an instrument of proxy shall be valid in relation to the annual general meeting notwithstanding the death, insanity or other legal disability of the person granting it, or the revocation of the proxy, or the transfer of the shares in respect of which the proxy is given, unless notice as to any of the aforementioned matters shall have been received by the share registrars not less than twenty-four hours before the commencement of the annual general meeting, or at any adjournment thereof.*
6. *Any alteration or correction made to this form of proxy must be signed in full and not initialed by the signatory.*
7. *Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the share registrars of the company in South Africa or Ghana.*
8. *A minor must be assisted by his/her parent/guardian unless the relevant documentary evidence establishing his/her capacity is attached to this form of proxy or has been previously record by the share registrars of the company in South Africa or Ghana.*
9. *When there are joint holders of shares and if more than one such joint shareholder is present or represented then the person whose name appears first in the securities register in respect of such shares or his / her proxy, as the case may be, shall alone be entitled to vote in respect thereof.*
10. *The completion and lodging of this form of proxy will not preclude the shareholder who grants the proxy from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such shareholder wish to do so.*
11. *The chairperson of the annual general meeting may reject or accept any form of proxy which is completed and/or received otherwise than in accordance with these notes, provided that he/she, in the event of acceptance, is satisfied as to the manner in which the shareholder concerned wishes to vote.*
12. *The appointment of a proxy or proxies:*
    - *12.1 is suspended at any time and to the extent that the shareholder chooses to act directly and in person in the exercise of any right as a shareholder at the annual general meeting;*
    - *12.2 is revocable in which case a shareholder may revoke the proxy appointment by:*
        - *12.2.1 cancelling it in writing or making a later inconsistent appointment of a proxy; and*
        - *12.2.2 delivering a copy of the revocation instrument to the proxy and to the company*
13. *The revocation of a proxy appointment constitutes a complete and final cancellation of the proxy's authority to act on behalf of the shareholder as of the later of:*
    - *13.1. the date stated in the revocation instrument, if any; or*
    - *13.2. the date on which the revocation instruments was delivered to the proxy and the company as aforesaid.*
14. *It is requested that completed forms of proxy should be returned to one of the undermentioned addresses no later than* ***13:00 (South African time) on Thursday, 11 May 2023****. Any forms of proxy not lodged by this time may be sent to Computershare Investor Services before the conclusion of the meeting.*

    Computershare Investor Services Proprietary Limited
    Rosebank Towers, 15 Biermann Avenue, Rosebank Johannesburg 2196

    Private Bag X9000, Saxonwold, 2132, South Africa
    Proxy@Computershare.co.za

    NTHC Limited
    Martco House, Off Kwame Nkrumah Avenue
    PO Box K1A 9563 Airport, Accra, Ghana

Forms of proxy not so returned by the relevant time may be lodged immediately prior to the proxy exercising any rights of the shareholder at the annual general meeting (or any adjourned meeting) with the chairperson thereof.

ANGLOGOLDASHANTI

ANGLOGOLD ASHANTI LIMITED
(Incorporated in the Republic of South Africa)
Registration number 1944/017354/06 • ISIN: ZAE000043485
Ordinary Share code: ANG
("AngloGold Ashanti" or "the company")

GhDS VOTING INSTRUCTION FORM 2023

For completion by holders of Ghana Depositary shares in the company (GhDSs)

This Voting Instruction Form is to enable you to instruct NTHC Limited, as Depositary, how to vote on the resolutions to be considered at the annual general meeting of the shareholders of AngloGold Ashanti to be held at **13:00 (South African time) on Monday, 15 May 2023** or any adjournment or postponement thereof as detailed below on your behalf.

Please note: every 100 GhDSs has one underlying AngloGold Ashanti ordinary share and carries the right to one vote.

I/We ______________________________

being the registered holder(s) of ______________ GhDSs, direct NTHC Limited to vote for me/us in respect of all the GhDSs held in my/our name(s) at the 79th annual general meeting of the shareholders of AngloGold Ashanti to be held entirely by way of electronic communication on **Monday, 15 May 2023, at 13:00 (South African time)** and at any adjournment or postponement thereof, as follows:

Please indicate with an "X" in the appropriate spaces how votes are to be cast	For	Against	Abstain
1. **Ordinary resolution 1 (1.1 to 1.3)** – Re-election of directors			
1.1 Mr AM Ferguson			
1.2 Mr AH Garner			
1.3 Mr R Gasant			
2. **Ordinary resolution 2** – Election of a director, Ms GA Doran			
3. **Ordinary resolution 3 (3.1 to 3.5)** – Appointment of Audit and Risk Committee members			
3.1 Mr AM Ferguson			
3.2 Mr AH Garner			
3.3 Mr R Gasant			
3.4 Mr SP Lawson			
3.5 Mr JE Tilk			
4. **Ordinary resolution 4** – Re-appointment of PricewaterhouseCoopers Inc. as auditors of the Company			
5. **Ordinary resolution 5** – General authority for directors to allot and issue ordinary shares			
6. **Ordinary resolution 6 (6.1 and 6.2)** – Separate non-binding advisory endorsements of the AngloGold Ashanti remuneration policy and implementation report			
6.1 Remuneration policy			
6.2 Implementation report			
7. **Special resolution 1** – Remuneration of non-executive directors			
8. **Special resolution 2** – General authority to acquire the Company's own shares			
9. **Special resolution 3** – General authority for directors to issue for cash, those ordinary shares which the directors are authorised to allot and issue in terms of ordinary resolution 5			
10. **Special resolution 4** – General authority to provide financial assistance in terms of Sections 44 and 45 of the Companies Act			
11. **Ordinary resolution 7** – Directors' authority to implement special and ordinary resolutions			

Please turn over

Notes:

1. The right to vote on the resolution need not be exercised, neither need all the votes be cast in the same way, but the total of the votes cast and in respect of which abstention is directed may not exceed the total of the votes exercisable.
2. Any alteration or correction made to this Voting Instruction Form must be signed in full and not initialled by the signatory.
3. In the case of joint holders of GhDSs, any one holder may sign the Voting Instruction Form.
4. Documentary evidence establishing the authority of a person signing the Voting Instruction Form in the capacity as Power of Attorney must be attached, unless previously recorded by the Depositary.
5. A minor must be assisted by his/her parent/guardian and relevant documentary evidence establishing his/her legal capacity must be attached to the Voting Instruction Form, unless previously recorded by the share registrars.
6. NTHC Limited may not delegate its authority to act on behalf of the shareholder, to another person.
7. Signature of this Voting Instruction Form on behalf of a company must be in accordance with that company's constitution and the signatory must state his/her office in the company concerned.
8. Completed Voting Instruction Forms should be returned to NTHC Limited, Martco House, off Kwame Nkrumah Avenue, PO Box KIA 9563 Airport, Accra, Ghana no later than **13:00 (Accra time) on Thursday, 11 May 2023**.

Signed at ________________________________ on ________________ 2023

Name in BLOCK LETTERS ________________________ Signature ________________________

(Initials and surname of joint holders of GhDSs, if any)

It is understood that, if this form is not signed and returned, the Depositary will not vote for or against the resolution on behalf of the shareholder.

ANGLOGOLD ASHANTI

ANGLOGOLD ASHANTI LIMITED
(Incorporated in the Republic of South Africa)
Registration number 1944/017354/06 • ISIN: ZAE000043485
Ordinary Share code: ANG
("AngloGold Ashanti" or "the company")

CDI VOTING INSTRUCTION FORM 2023

For completion by holders of CHESS Depositary Interests in the company (CDIs)

Holders of CHESS Depositary Interests (CDIs) trading on the Australian Securities Exchange should use this form to direct CHESS Depositary Nominees Pty Limited, as Depositary, how to vote on the resolutions to be considered at the annual general meeting of the shareholders of AngloGold Ashanti to be held at **13:00 (South African time) on Monday, 15 May 2023** or any adjournment or postponement thereof as detailed below. This Voting Instruction Form gives your voting instructions to CHESS Depositary Nominees Pty Limited to enable them to vote the underlying shares on your behalf.

Please note: Every 5 CDIs carries the right to one vote.

I/We ______________________________

being a holder of ______________ CDIs direct CHESS Depositary Nominees Pty Limited to vote for me/us in respect of all the CDIs held in my/our name(s) at the 79th annual general meeting of the shareholders of AngloGold Ashanti to be held entirely by way of electronic communication on **Monday, 15 May 2023, at 13:00 (South African time)** and at any adjournment or postponement thereof, as follows:

Please indicate with an "X" in the appropriate spaces how votes are to be cast	For	Against	Abstain
1. **Ordinary resolution 1 (1.1 to 1.3)** – Re-election of directors			
1.1 Mr AM Ferguson			
1.2 Mr AH Garner			
1.3 Mr R Gasant			
2. **Ordinary resolution 2** – Election of a director, Ms GA Doran			
3. **Ordinary resolution 3 (3.1 to 3.5)** – Appointment of Audit and Risk Committee members			
3.1 Mr AM Ferguson			
3.2 Mr AH Garner			
3.3 Mr R Gasant			
3.4 Mr SP Lawson			
3.5 Mr JE Tilk			
4. **Ordinary resolution 4** – Re-appointment of PricewaterhouseCoopers Inc. as auditors of the Company			
5. **Ordinary resolution 5** – General authority for directors to allot and issue ordinary shares			
6. **Ordinary resolution 6 (6.1 and 6.2)** – Separate non-binding advisory endorsements of the AngloGold Ashanti remuneration policy and implementation report			
6.1 Remuneration policy			
6.2 Implementation report			
7. **Special resolution 1** – Remuneration of non-executive directors			
8. **Special resolution 2** – General authority to acquire the Company's own shares			
9. **Special resolution 3** – General authority for directors to issue for cash, those ordinary shares which the directors are authorised to allot and issue in terms of ordinary resolution 5			

Please turn over

Please indicate with an "X" in the appropriate spaces how votes are to be cast	For	Against	Abstain
10. **Special resolution 4** – General authority to provide financial assistance in terms of Sections 44 and 45 of the Companies Act			
11. **Ordinary resolution 7** – Directors' authority to implement special and ordinary resolutions			

Notes:

1. All the votes need not be exercised, neither need all votes be cast in the same way, but the total of the votes cast and in respect of which abstention is directed may not exceed the total of the votes exercisable.
2. Any alteration or correction made to this Voting Instruction Form must be signed in full and not initialed by the signatory.
3. In the case of joint holders of CDIs, any one holder may sign the Voting Instruction Form.
4. Documentary evidence establishing the authority of a person signing the Voting Instruction Form in the capacity as Power of Attorney must be attached, unless previously recorded by the share registrars.
5. A minor must be assisted by his/her parent/guardian and relevant documentary evidence establishing his/her legal capacity must be attached to the Voting Instruction Form, unless previously recorded by the share registrars.
6. CHESS Depository Nominees Pty Limited may not delegate its authority to act on behalf of the shareholder, to another person.
7. Signature of this Voting Instruction Form on behalf of a company must be in accordance with that company's constitution and the signatory must state his/her office in the company concerned.
8. Completed Voting Instruction Forms should be returned to Computershare Investor Services Pty Limited, Level 11, 172 St George's Terrace, Perth WA 6000 or GPO Box D182, Perth WA 6840, no later than **13:00 (Perth time) on Thursday, 11 May 2023**.

Signed at on 2023

Name in BLOCK LETTERS Signature

(Initials and surname of joint holders, if any)

It is understood that, if this form is not signed and returned, the Depositary will not vote for or against the resolution on behalf of the shareholder.